    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 1994

                                                  REGISTRATION NO. 33-52817

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                                 MERISEL, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                 95-4172359
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                  Identification No.)

                           200 Continental Boulevard
                          El Segundo, California 90245
                                 (310) 615-3080
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                               ----------------

                                 JAMES L. BRILL
      Senior Vice President-Finance, Chief Financial Officer and Secretary
                                 Merisel, Inc.
                           200 Continental Boulevard
                          El Segundo, California 90245
                                 (310) 615-3080
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                   COPIES TO:

ROBERT G. MORRISH, ESQ.                           JAMES R. UKROPINA, ESQ.
CYNTHIA M. DUNNETT, ESQ.                          RICHARD A. BOEHMER, ESQ.
Riordan & McKinzie                                O'Melveny & Myers
300 South Grand Avenue                            400 South Hope Street
Los Angeles, California 90071                     Los Angeles, California
                                                  90071

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  The form of Prospectus filed as part of this Registration Statement has two front cover pages. The first of each duplicate page relates to the offering of the shares of Common Stock in the United States and Canada by the U.S. Underwriters. The second of each duplicate page relates to the offering of the shares of Common Stock outside the United States and Canada by the International Underwriters. The other pages included in the form of Prospectus contained herein are common pages which will appear in both Prospectuses.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued May 3, 1994

                                5,250,000 Shares

                            [LOGO OF MERISEL, INC.]

                                  COMMON STOCK

                                  -----------

OF THE 5,250,000 SHARES (THE "SHARES") OF COMMON STOCK OFFERED HEREBY, 5,000,000 ARE BEING SOLD BY THE COMPANY AND 250,000 ARE BEING SOLD BY THE
 SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING
  SHAREHOLDERS. OF THE SHARES BEING OFFERED, 4,200,000 ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS (THE
   "U.S. OFFERING") AND  1,050,000 ARE  BEING OFFERED  INITIALLY OUTSIDE  THE
   UNITED  STATES   AND  CANADA  BY  THE   INTERNATIONAL  UNDERWRITERS  (THE
   "INTERNATIONAL   OFFERING,"  TOGETHER   WITH  THE   U.S.  OFFERING,   THE
    "OFFERING"). SEE "UNDERWRITERS." THE COMMON STOCK OF THE COMPANY IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "MSEL." ON MAY
     2, 1994 THE REPORTED LAST SALE PRICE OF THE COMMON STOCK AS QUOTED ON
     THE NASDAQ NATIONAL MARKET WAS $17.75 PER SHARE.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                                  -----------
                               PRICE $    A SHARE
                                  -----------

                                       UNDERWRITING                PROCEEDS TO
                             PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
                              PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS(2)
                             -------- -------------- ----------- ---------------
Per Share...................   $           $            $             $
Total(3)....................  $           $            $             $

- -----
  (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses of the Offering, payable by the Company and the Selling Shareholders, estimated at $520,000 and $5,807, respectively.
  (3) The Company and Selling Shareholders have granted the U.S. Underwriters an option exercisable within 30 days of the date hereof, to purchase up to an aggregate of 787,500 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company and Selling Shareholders will be
      $    , $    , $     and $    , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by O'Melveny & Myers, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about    , 1994, at the office of
Morgan Stanley & Co. Incorporated, New York, New York against payment therefor in New York funds.

                                  -----------

MORGAN STANLEY & CO.
   Incorporated

              LEHMAN BROTHERS

                                   THE ROBINSON-HUMPHREY COMPANY, INC.

            , 1994

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued May 3, 1994

                                5,250,000 Shares

                            [LOGO OF MERISEL, INC.]

                                  COMMON STOCK

                                  -----------

OF  THE  5,250,000  SHARES  (THE  "SHARES") OF  COMMON  STOCK  OFFERED  HEREBY,
 5,000,000 ARE  BEING SOLD BY  THE COMPANY AND  250,000 ARE BEING  SOLD BY THE
  SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE
   SELLING SHAREHOLDERS.  OF THE SHARES  BEING OFFERED, 1,050,000  ARE BEING
    OFFERED  INITIALLY  OUTSIDE  THE  UNITED   STATES  AND  CANADA  BY   THE
    INTERNATIONAL   UNDERWRITERS   (THE   "INTERNATIONAL   OFFERING")   AND
     4,200,000 ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA
      BY THE U.S.  UNDERWRITERS (THE  "U.S. OFFERING,"  TOGETHER WITH  THE
      INTERNATIONAL  OFFERING, THE  "OFFERING"). SEE "UNDERWRITERS."  THE
       COMMON  STOCK OF  THE COMPANY  IS TRADED  ON THE  NASDAQ NATIONAL
        MARKET UNDER  THE SYMBOL  "MSEL." ON  MAY 2,  1994 THE  REPORTED
        LAST  SALE PRICE OF  THE COMMON STOCK  AS QUOTED ON  THE NASDAQ
         NATIONAL MARKET WAS $17.75 PER SHARE.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                                  -----------
                               PRICE $    A SHARE
                                  -----------

                                       UNDERWRITING                PROCEEDS TO
                             PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
                              PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS(2)
                             -------- -------------- ----------- ---------------
Per Share...................   $           $             $             $
Total(3)....................  $           $             $             $

- -----
  (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses of the Offering, payable by the Company and the Selling Shareholders, estimated at $520,000 and $5,807, respectively.
  (3) The Company and Selling Shareholders have granted the U.S. Underwriters an option exercisable within 30 days of the date hereof, to purchase up to an aggregate of 787,500 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company and Selling Shareholders will be
      $   , $   , $    and $   , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by O'Melveny & Myers, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about    , 1994, at the office of
Morgan Stanley & Co. Incorporated, New York, New York against payment therefor in New York funds.

                                  -----------

MORGAN STANLEY & CO.
     International

                                LEHMAN BROTHERS

                                   THE ROBINSON-HUMPHREY COMPANY, INC.

   , 1994

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Prospectus Summary...............   3
The Company......................   5
Use of Proceeds..................   8
Price Range of Common Stock......   8
Dividend Policy..................   8
Capitalization...................   9
Selected Consolidated Financial
 Data............................  10
Unaudited Pro Forma Condensed
 Combined Financial Statements...  11
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.......  15
Business.........................  22

                                 PAGE
                                 ----
Management......................  33
Principal and Selling
 Shareholders...................  36
Description of Capital Stock....  38
Certain Indebtedness and
 Financing Arrangements.........  39
Underwriters....................  41
Certain Federal Income Tax
 Consequences to Non-United
 States Holders.................  43
Legal Matters...................  45
Experts.........................  45
Available Information...........  45
Documents Incorporated by
 Reference......................  46
Index to Consolidated Financial
 Statements..................... F-1

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

  FOR GREAT BRITAIN PROSPECTIVE PURCHASERS ONLY: SECURITIES MAY NOT BE OFFERED IN GREAT BRITAIN, BY MEANS OF THIS OR ANY OTHER DOCUMENT, OTHER THAN TO PERSONS WHOSE ORDINARY BUSINESS IT IS TO BUY OR SELL SHARES OR DEBENTURES, WHETHER AS PRINCIPAL OR AGENT. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 WITH RESPECT TO ANYTHING DONE IN RELATION TO THE SECURITIES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. NO DOCUMENT RECEIVED IN CONNECTION WITH THE ISSUE OF THE SECURITIES MAY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 9(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1988 OR IS A PERSON TO WHOM THE DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

  FOR ONTARIO PROSPECTIVE PURCHASERS ONLY: THE SECURITIES BEING OFFERED ARE THOSE OF A FOREIGN ISSUER AND ONTARIO PURCHASERS WILL NOT RECEIVE THE CONTRACTUAL RIGHT OF ACTION PRESCRIBED BY SECTION 32 OF THE REGULATION UNDER THE SECURITIES ACT (ONTARIO). AS A RESULT, ONTARIO PURCHASERS MUST RELY ON OTHER REMEDIES THAT MAY BE AVAILABLE, INCLUDING COMMON LAW RIGHTS OF ACTION FOR DAMAGES OR RESCISSION OR RIGHTS OF ACTION UNDER THE CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS. ALL OF THE COMPANY'S DIRECTORS AND OFFICERS, AS WELL AS THE EXPERTS NAMED HEREIN, MAY BE LOCATED OUTSIDE OF CANADA AND, AS A RESULT, IT MAY NOT BE POSSIBLE FOR ONTARIO PURCHASERS TO EFFECT SERVICE OF PROCESS WITHIN CANADA UPON THE COMPANY OR SUCH PERSONS. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SUCH PERSONS MAY BE LOCATED OUTSIDE OF CANADA AND, AS A RESULT, IT MAY NOT BE POSSIBLE TO SATISFY A JUDGMENT AGAINST THE COMPANY OR SUCH PERSONS IN CANADA OR TO ENFORCE A JUDGMENT OBTAINED IN CANADIAN COURTS AGAINST SUCH COMPANY OR PERSONS OUTSIDE OF CANADA.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere, or incorporated by reference, in this Prospectus. As used herein, except as the context otherwise requires, the terms "Company" and "Merisel" refer to Merisel, Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

  Merisel is the largest worldwide publicly-held wholesale distributor of microcomputer hardware and software products. Through its full-line, channel-specialized distribution business, Merisel combines the comprehensive product selection and operational efficiency of a full-line distributor with the customer support of a specialty distributor offering dedicated sales organizations to each of its customer groups. On January 31, 1994, the Company completed the acquisition (the "ComputerLand Acquisition") of certain assets of ComputerLand Corporation's United States franchise and aggregator business (the "ComputerLand Business"). The ComputerLand Business is a leading aggregator, or master reseller, of computer systems and related products from major microcomputer manufacturers, including Apple, Compaq, Hewlett-Packard and IBM, to a network of approximately 750 independently-owned computer product resellers in the United States. With the acquisition of the ComputerLand Business, the Company has become the industry's only "Master Distributor," combining the strengths of a full-line, channel-specialized distributor with those of a master reseller. As a Master Distributor, the Company believes it is uniquely positioned to offer a wider selection of microcomputer products to more categories of customers than any of its competitors.

  Merisel has achieved its leading position by pursuing a strategy of offering the industry's leading products and services to its customers at competitive prices, providing superior cost-effective service through operational excellence, expanding the Company's international business and targeting its various customer groups using dedicated sales forces and specialized marketing, finance and technical support programs. At December 31, 1993, Merisel stocked over 25,000 products from more than 900 of the microcomputer hardware and software industry's leading manufacturers including Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. Merisel sells products to over 65,000 computer resellers worldwide, including value-added resellers, large retail chains and franchisees, computer superstores, mass merchants, Macintosh and Unix resellers, system integrators and original equipment manufacturers. The Company currently maintains 20 distribution centers that serve North America, Europe, Latin America, Australia and other international markets. For the year ended December 31, 1993, the Company's net sales by geographic region were generated as follows: United States, 63%; Canada, 13%; Europe, 17%; and other international markets, 7%.

  Merisel's sales have increased from $1.6 billion in 1991 to $3.1 billion in 1993, reflecting substantial growth in both domestic and international sales as the worldwide market for computer products has expanded and manufacturers increasingly have turned to wholesale distributors for distribution of their products. The Company's net income has grown from $10.8 million in 1991 to $30.4 million in 1993. The Company's net income as a percentage of sales, or net margin, improved over this period, largely as a result of management's success in reducing selling, general and administrative expenses and interest expense, expressed as a percentage of sales, to more than offset lower gross margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

Common Stock offered:(1)
  By the Company........................... 5,000,000 shares
  By the Selling Shareholders.............. 250,000 shares
    Total.................................. 5,250,000 (4,200,000 shares to be offered in the U.S. and Canada and
                                             1,050,000 shares to be offered
                                             outside the U.S. and Canada)
Common Stock to be outstanding after the
 Offering(1)(2)............................ 35,765,024 shares
Use of proceeds by the Company............. To reduce the Company's bank borrowings. See "Use of Proceeds."
Nasdaq National Market symbol.............. MSEL

- --------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."
(2) Based upon Common Stock outstanding at March 21, 1994 and assuming the completion of the anticipated issuance of 1,103,144 shares of Common Stock to ComputerLand Corporation in connection with the ComputerLand Acquisition. See "The Company--ComputerLand Acquisition." Does not include 2,006,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options as of December 31, 1993 or 1,542,000 shares of Common Stock available at December 31, 1993 for the future grant of stock options under the Company's stock option plans.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

                                             YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------
                                                                              PRO FORMA
                           1989      1990       1991       1992       1993     1993(2)
                         -------- ---------- ---------- ---------- ---------- ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:(1)
Net sales............... $629,362 $1,192,411 $1,585,446 $2,238,715 $3,085,851 $4,157,157
Gross profit............   66,412    118,858    157,955    202,423    258,536    313,258
Operating income........   20,771     16,497     38,273     51,518     71,384     84,651
Interest expense........    3,472     13,720     15,972     15,742     17,810     23,148
Income before income
 taxes..................   16,663      3,553     21,478     34,477     50,852     58,781
Net income..............   10,246        635     10,826     19,665     30,439     35,196
Earnings per share......    $0.81      $0.03      $0.43      $0.67      $1.00      $1.12
Weighted average shares
 outstanding............   12,678     21,766     24,897     29,274     30,454     31,557

                                                     DECEMBER 31, 1993
                                            ------------------------------------
                                                                    PRO FORMA
                                             ACTUAL  PRO FORMA(2) AS ADJUSTED(3)
                                            -------- ------------ --------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital............................ $359,765  $  297,565    $  362,565
Total assets...............................  936,283   1,021,283     1,021,283
Long-term and subordinated debt............  208,500     208,500       178,520
Stockholders' equity.......................  223,857     243,857       338,837

- --------
(1) Merisel's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31. For clarity of presentation throughout this Prospectus, Merisel has described year-ends presented as if the years ended on December 31. Except for 1992 all fiscal years presented were 52 weeks in duration. In April 1990, the Company acquired Microamerica, Inc. in a transaction accounted for as a purchase. Prior to the acquisition, the Company operated under the name Softsel Computer Products, Inc. ("Softsel"). The financial data presented includes that of Softsel prior to the acquisition of Microamerica, Inc. and that of the combined entity subsequent to that date.

(2) Reflects on a pro forma basis the effect of (i) the ComputerLand Acquisition and (ii) the anticipated issuance of 1,103,144 shares of Common Stock to ComputerLand Corporation in connection with the ComputerLand Acquisition. Does not reflect the sale of the Shares in the Offering, or the application of the proceeds therefrom to repay bank debt. Had such shares been outstanding throughout 1993, and the proceeds therefrom used to repay debt, as provided under "Use of Proceeds," pro forma earnings per share for the year ended December 31, 1993 would have been $1.07. See "The Company--ComputerLand Acquisition", "Use of Proceeds" and "Unaudited Pro Forma Condensed Combined Financial Statements."
(3) Pro forma amounts adjusted to give effect to the sale of the Shares offered by the Company in the Offering and the application of the estimated net proceeds by the Company from the sale of such Shares, assuming the U.S. Underwriters' over-allotment option is not exercised. See "Use of Proceeds."

                                  THE COMPANY

OVERVIEW

  Merisel is the largest worldwide publicly-held wholesale distributor of microcomputer hardware and software products. Through its full-line, channel-specialized distribution business, Merisel combines the comprehensive product selection and operational efficiency of a full-line distributor with the customer support of a specialty distributor offering dedicated sales organizations to each of its customer groups. On January 31, 1994, the Company completed the acquisition (the "ComputerLand Acquisition") of certain assets of ComputerLand Corporation's United States franchise and aggregator business (the "ComputerLand Business"). The ComputerLand Business is a leading aggregator, or master reseller, of computer systems and related products from major microcomputer manufacturers, including Apple, Compaq, Hewlett-Packard and IBM, to a network of approximately 750 independently-owned computer product resellers in the United States. See "--ComputerLand Acquisition," "Unaudited Pro Forma Condensed Combined Financial Statements" and "Business--ComputerLand Business." With the acquisition of the ComputerLand Business, the Company has become the industry's only "Master Distributor," combining the strengths of a full-line, channel-specialized distributor with those of a master reseller. As a Master Distributor, the Company believes it is uniquely positioned to offer a wider selection of microcomputer products to more categories of customers than any of its competitors.

  At December 31, 1993, Merisel stocked over 25,000 products from more than 900 of the microcomputer hardware and software industry's leading manufacturers including Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. Merisel sells products to over 65,000 computer resellers worldwide, including value-added resellers, large retail chains and franchisees, computer superstores, mass merchants, Macintosh and Unix resellers, system integrators and original equipment manufacturers. The Company currently maintains 20 distribution centers that serve North America, Europe, Latin America, Australia and other international markets. For fiscal year ended December 31, 1993, the Company's net sales by geographic region were generated as follows: United States, 63%; Canada, 13%; Europe, 17%; and other international markets, 7%.

BUSINESS STRATEGY

  Merisel has achieved its leading position by pursuing a strategy of offering the industry's leading products and services to its customers at competitive prices, providing superior cost-effective service through operational excellence, expanding the Company's international business and targeting its various customer groups using dedicated sales forces and marketing programs.

  PROVIDING LEADING PRODUCTS AND SERVICES. The Company's objective is to offer the broadest range of leading product brands in each of the product categories it carries. By stocking the leading brands, the Company generates sales of both those product brands as well as other products, as reseller customers often prefer to deal with a single source for many of their product needs. The Company continuously evaluates new products, the demand for its current products and its overall product mix and seeks to develop distribution relationships with suppliers of products that enhance the Company's product offerings. The Company believes that the size of its reseller customer base, its international distribution capability and the breadth and quality of its marketing support programs give it a competitive advantage over smaller, regional distributors in developing supplier relationships.

  As a result of the ComputerLand Acquisition, the Company, through the ComputerLand Business, is now able to offer to the ComputerLand Business' franchisees and affiliates a broad range of microcomputer systems and other products from Apple, Compaq, Hewlett-Packard and IBM. Although the Company distributes certain products of these leading manufacturers through its wholesale distribution arrangements, neither the Company nor its direct wholesale distribution competitors have been authorized to sell these manufacturers' key microcomputer systems in the United States, except on a limited basis. Instead, these manufacturers historically have distributed their products directly to resellers and through aggregators such as ComputerLand Corporation. See "Business--The Industry."

  The Company believes that an opportunity exists to generate additional, higher-margin revenues by offering fee-based services and information to manufacturers and resellers. In 1993, the Company formed the Channel Services Group to provide a variety of these services, including telemarketing, merchandising and electronic software services.

  ACHIEVING OPERATIONAL EXCELLENCE. The Company believes that high levels of customer service and operating efficiency, or "operational excellence," are important factors in achieving and maintaining success in the highly competitive microcomputer products distribution industry. The Company measures operational excellence by such standards as "ease of doing business," accuracy and efficiency in delivering products and expediting the delivery of services and information. Merisel constantly strives to improve its operational processes. In furtherance of this strategy, the Company is in the process of upgrading and improving its computer operating systems as well as its warehouse management systems. See "Business--Operations and Distribution." In addition, the Company is reorganizing its European operations, adding new management personnel and centralizing certain functions to achieve economies of scale. Merisel will seek to continue to refine the operational systems at its foreign sales offices and distribution centers in order to increase the uniformity and efficiency of the Company's worldwide operations. See "Business--International Operations." These changes are intended to enhance the Company's ability to offer faster, more efficient and accurate service to its customers.

  EXPANDING INTERNATIONALLY. Merisel believes that it generates the largest volume of international sales of any U.S.-based distributor, and is the largest wholesale distributor of computer products in Canada and a leading distributor in Europe, Mexico, Australia and Latin America. See "Business--International Operations." The Company believes that many international markets will offer growth and profit opportunities, due to the immature and fragmented nature of the microcomputer distribution industry in these markets. Merisel believes it is well positioned to capitalize on the opportunities presented in a number of these markets because of the current scope of its international operations and its ability to offer a broader range of products and specialized services than many of its competitors. The Company's strategy is to expand its international operations through internal growth and the possible acquisition of existing distributors or the establishment of new operations in other countries.

  TARGETING CUSTOMER GROUPS. Merisel serves a variety of different reseller channels, which have diverse product, financing and support needs. Merisel was the first full-line distributor in the industry to offer its various customer groups a channel-dedicated sales force as well as customized product offerings, financing programs and marketing and technical support programs, all of which are tailored to address the differing needs of these customer groups. The Company intends to continue to monitor the markets it serves to identify customer opportunities and develop sales and marketing programs that serve these groups more effectively. In furtherance of this strategy, on January 31, 1994 the Company completed the ComputerLand Acquisition.

COMPUTERLAND ACQUISITION

  On January 31, 1994, the Company, through a wholly-owned subsidiary, Merisel FAB, Inc. ("Merisel FAB") (Franchisor and Aggregator Business), completed the acquisition of the ComputerLand Business from ComputerLand Corporation. The ComputerLand Business is a leading master reseller of computer systems and related products from major microcomputer manufacturers, including Apple, Compaq, Hewlett-Packard and IBM, to a network of approximately 750 independently-owned computer products resellers in the United States, including ComputerLand franchisees and affiliated resellers purchasing through the ComputerLand Business' Datago program. See "Business--ComputerLand Business." For its fiscal year ended September 30, 1993, the ComputerLand Business generated net revenues of $1.1 billion, gross profit of $54.7 million and income from operations of $16.6 million. See "Unaudited Pro Forma Condensed Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ComputerLand Business."

  In connection with its purchase of the ComputerLand Business, Merisel purchased the Computerland Business' franchise and third-party reseller agreements as well as the rights in the United States to ComputerLand Corporation's trademarks, trade names, service marks, copyrights, patents and logos. Merisel did not purchase the order fulfillment systems, warehouses or inventory used by the ComputerLand Business. Instead, the Company eventually intends to integrate these functions into its facilities and systems. As an interim strategy, Merisel and ComputerLand Corporation have entered into a Distribution and Services Agreement (the "Services Agreement") pursuant to which ComputerLand Corporation will continue to provide products and distribution and other support services to the ComputerLand Business for two years following the ComputerLand Acquisition. Under the Services Agreement, ComputerLand Corporation will continue to purchase and warehouse products and fulfill reseller orders for the products offered by the ComputerLand Business. Merisel will purchase such products from ComputerLand Corporation, rather than directly from the manufacturer, and will pay ComputerLand Corporation a service fee for performing these distribution functions. See "Business--ComputerLand Business."

  Merisel paid approximately $80 million in cash at the closing of the ComputerLand Acquisition for the acquired assets. In addition, Merisel has agreed to make an additional payment in 1996 of up to $30 million, the amount of which will be determined based upon the growth in the ComputerLand Business' and the Company's sales of products of designated manufacturers to specified customers over the two-year period ending January 31, 1996.

  Under the Services Agreement, Merisel has been granted $20 million in extended credit terms on its product purchases from ComputerLand Corporation (the "ComputerLand Payable"). ComputerLand Corporation has agreed to use this $20 million account receivable from Merisel to purchase 1,103,144 shares of Common Stock of the Company at a per share price of $18.13, if and when a registration statement covering the resale of such shares is declared effective by the Securities and Exchange Commission. Such registration statement was filed by the Company on April 5, 1994. ComputerLand Corporation has agreed that, after it acquires the shares, it will remain a holder of at least 1,103,144 shares of Common Stock of the Company until January 31, 1996; provided that ComputerLand Corporation will have the right to sell any or all shares of Common Stock owned by it in the event the last sale price reported by the Nasdaq National Market immediately prior to the placing of a sell order by ComputerLand Corporation is below $12.14 or, under certain circumstances, $13.59.

  The principal executive office of the Company is located at 200 Continental Boulevard, El Segundo, California 90245, and its main telephone number is (310) 615-3080.

                                USE OF PROCEEDS

  The net proceeds from the sale of the 5,000,000 shares of Common Stock offered by the Company in the Offering are estimated to be approximately $94,980,000 (approximately $103,191,000 if the U.S. Underwriters' over-allotment option is exercised in full). The Company is required to use approximately $65 million of the net proceeds of the Offering to repay all existing indebtedness under its December 23, 1993 credit agreement with NationsBank of Texas, N.A. Merisel used the proceeds from this credit facility to finance, in part, its acquisition of the ComputerLand Business. As of April 29, 1994, the rate of interest on such borrowing was 6.2% per annum. This credit agreement provides for periodic increases in the interest rate in the event it is not repaid by a specified date. The balance of the net proceeds of the Offering will be used to reduce the indebtedness of Merisel Americas, Inc. ("Merisel Americas") and Merisel Europe, Inc. ("Merisel Europe"), wholly-owned subsidiaries of the Company, under such subsidiaries' $150 million revolving credit facility. The resulting increased revolving credit borrowing capacity will be available for general corporate purposes, including capital expenditures. As of April 29, 1994, $110.9 million was borrowed under this facility at variable rates of interest. On April 29, 1994, the weighted average rate of interest on such borrowings was 4.8% per annum. This facility matures on May 13, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Indebtedness and Financing Arrangements."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol MSEL. The following table sets forth the quarterly high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                ------- -------
   Fiscal Year 1992
     First quarter............................................. $14 7/8 $ 8 3/4
     Second quarter............................................  14 3/8   7 7/8
     Third quarter.............................................  11 5/8   6 5/8
     Fourth quarter............................................  11       7 1/8
   Fiscal Year 1993
     First quarter.............................................  13      10 1/8
     Second quarter............................................  12 3/4   9 3/4
     Third quarter.............................................  16 1/2  10 3/8
     Fourth quarter............................................  18 1/2  13 7/8
   Fiscal Year 1994
     First quarter.............................................  22 1/2  16 5/8
     Second quarter (through May 2, 1994)......................  19 7/8  16 5/8

  On May 2, 1994, the closing sale price for the Company's Common Stock was $17.75 per share. As of March 21, 1994 there were 1,020 record holders of the Company's Common Stock.

                                DIVIDEND POLICY

  Merisel has never declared or paid any dividends on its Common Stock to shareholders. Certain of the Company's debt agreements currently prohibit the payment of dividends by the Company. See "Certain Indebtedness and Financing Arrangements." At this time, Merisel intends to continue its policy of retaining earnings for the continued development and expansion of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth the short-term bank debt and the capitalization of the Company (i) at December 31, 1993, (ii) on a pro forma basis to give effect to the ComputerLand Acquisition and the issuance of Common Stock to ComputerLand Corporation in connection with the ComputerLand Acquisition and (iii) as adjusted to give effect to the Offering. See "The Company--ComputerLand Acquisition" and "Use of Proceeds." The information set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Unaudited Pro Forma Condensed Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                    DECEMBER 31, 1993
                                            -----------------------------------
                                                        PRO        PRO FORMA
                                             ACTUAL   FORMA(1)   AS ADJUSTED(2)
                                            --------  --------  ---------------
                                                 (DOLLARS IN THOUSANDS)
Short-term bank debt....................... $ 50,929  $115,929     $ 50,929
                                            ========  ========     ========
Long-term debt:
  Senior debt.............................. $186,500  $186,500     $156,520
  Subordinated debt........................   22,000    22,000       22,000
                                            --------  --------     --------
    Total long-term debt...................  208,500   208,500      178,520
                                            --------  --------     --------
Stockholders' equity:
  Preferred stock, $.01 par value;
   1,000,000 shares authorized; none issued
   or outstanding..........................      --        --           --
  Common stock, $.01 par value; 50,000,000
   shares authorized; 29,604,300 shares
   outstanding at December 31, 1993(3);
   30,707,400 shares outstanding on a pro
   forma basis(1); 35,707,400 shares
   outstanding on a pro forma basis as
   adjusted(2).............................      296       307          357
  Additional paid-in capital...............  140,775   160,764      255,694
  Retained earnings........................   91,512    91,512       91,512
  Cumulative translation adjustment........   (8,726)   (8,726)      (8,726)
                                            --------  --------     --------
    Total stockholders' equity.............  223,857   243,857      338,837
                                            --------  --------     --------
      Total capitalization................. $432,357  $452,357     $517,357
                                            ========  ========     ========

- --------
(1) Reflects on a pro forma basis the effect of (i) the ComputerLand Acquisition and (ii) the anticipated issuance of 1,103,144 shares of Common Stock to ComputerLand Corporation in connection with the ComputerLand Acquisition. See "The Company--ComputerLand Acquisition."
(2) Pro forma amounts adjusted to give effect to the sale of shares of Common Stock offered by the Company in the Offering and the application of the estimated net proceeds from the sale of such shares, as described under "Use of Proceeds," assuming the U.S. Underwriter's over-allotment option is not exercised.
(3) Does not include 2,006,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options as of December 31, 1993 or 1,542,000 shares of Common Stock available at December 31, 1993 for the future grant of stock options under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below for each of the five years ended December 31, 1993 are derived from the Company's Consolidated Financial Statements, which have been audited by Deloitte & Touche, independent auditors. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Unaudited Pro Forma Condensed Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The audited Consolidated Financial Statements at December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 are included elsewhere in this Prospectus.

                                          YEAR ENDED DECEMBER 31,
                         ----------------------------------------------------------
                           1989       1990         1991        1992        1993
                         --------- -----------  ----------- ----------- -----------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
 DATA(1):
Net sales............... $ 629,362 $ 1,192,411  $ 1,585,446 $ 2,238,715 $ 3,085,851
Cost of sales...........   562,950   1,073,553    1,427,491   2,036,292   2,827,315
                         --------- -----------  ----------- ----------- -----------
Gross profit............    66,412     118,858      157,955     202,423     258,536
Selling, general and
 administrative
 expenses...............    45,641     102,361      119,682     150,905     187,152
                         --------- -----------  ----------- ----------- -----------
Operating income........    20,771      16,497       38,273      51,518      71,384
Interest expense........     3,472      13,720       15,972      15,742      17,810
Other (income) expense..       636        (776)         823       1,299       2,722
                         --------- -----------  ----------- ----------- -----------
Income before income
 taxes..................    16,663       3,553       21,478      34,477      50,852
Provision for income
 taxes..................     6,417       2,918       10,652      14,812      20,413
                         --------- -----------  ----------- ----------- -----------
Net income.............. $  10,246 $       635  $    10,826 $    19,665 $    30,439
                         ========= ===========  =========== =========== ===========
PER SHARE DATA:
Net income per share....     $0.81       $0.03        $0.43       $0.67       $1.00
                         ========= ===========  =========== =========== ===========
Weighted average number
 of common shares
 outstanding............    12,678      21,766       24,897      29,274      30,454
BALANCE SHEET DATA:
Working capital......... $  89,502 $   212,993  $    92,510 $   294,626 $   359,765
Total assets............   215,838     431,706      508,586     667,313     936,283
Long-term and
 subordinated debt......    51,355     158,949       25,316     153,433     208,500
Total debt..............    55,648     160,597      164,632     179,124     259,429
Stockholders' equity....    48,643     114,283      125,537     198,882     223,857

- --------
(1) The Company was founded in 1980 and originally operated under the name "Softsel Computer Products, Inc." ("Softsel"). In April 1990, the Company acquired Microamerica, Inc. ("Microamerica"), another worldwide distributor of microcomputer products, with net sales of approximately $526 million for the year ended December 31, 1989. Following the acquisition, the name of the combined company was changed to "Merisel, Inc." The Company's results of operations for the year ended December 31, 1989 include only the results of Softsel. Results of operations for the year ended December 31, 1990 include the results of Softsel for the entire year and Microamerica for the period following the acquisition.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma condensed combined financial statements give effect to the ComputerLand Acquisition by Merisel, through its wholly owned subsidiary, Merisel FAB. The ComputerLand Acquisition was accounted for under the purchase method. The unaudited pro forma condensed combined financial statements also assume the purchase by the ComputerLand Corporation of 1,103,144 shares of Common Stock (the "ComputerLand Shares"), which will occur if and when a registration statement covering the resale of the ComputerLand Shares is declared effective by the Securities and Exchange Commission. See "The Company--ComputerLand Acquisition." It is presently anticipated that such a registration statement will be filed by Merisel in March 1994. The pro forma condensed combined statement of income for the year ended December 31, 1993 illustrates the potential impact on the historical results of operations assuming that the ComputerLand Acquisition and issuance of the ComputerLand Shares had occurred on January 1, 1993. The pro forma condensed combined balance sheet as of December 31, 1993 have been prepared assuming that the ComputerLand Acquisition and issuance of the ComputerLand Shares had occurred on December 31, 1993.

  The unaudited pro forma condensed combined financial statements have been prepared based upon the historical financial statements of Merisel for the year ended December 31, 1993 and the statement of revenues and operating expenses of the ComputerLand Business for the year ended September 30, 1993. Such statements may not be indicative of the results that would have occurred if the ComputerLand Acquisition and issuance of the ComputerLand Shares had been consummated on the indicated dates, or of the operating results that may be achieved by the ComputerLand Business in the future.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                                           YEAR ENDED DECEMBER 31, 1993
                         ---------------------------------------------------------------
                               HISTORICAL                      PRO FORMA
                         ----------------------- ---------------------------------------
                                                                 SALE OF
                                    COMPUTERLAND COMPUTERLAND   SHARES TO
                          MERISEL     BUSINESS   ACQUISITION   COMPUTERLAND
                          12/31/93    9/30/93    ADJUSTMENTS   ADJUSTMENTS    COMBINED
                         ---------- ------------ ------------  ------------  -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............... $3,085,851  $1,071,306                              $ 4,157,157
Cost of sales...........  2,827,315   1,016,584                                3,843,899
                         ----------  ----------                              -----------
Gross profit............    258,536      54,722                                  313,258
Selling, general and
 administrative
 expenses...............    187,152      38,135    $  3,320(2)                   228,607
                         ----------  ----------    --------                  -----------
Operating income........     71,384  $   16,587      (3,320)                      84,651
                                     ==========
Interest expense........     17,810                   6,138(2)   $  (800)(3)      23,148
Other expense...........      2,722                                                2,722
                         ----------                --------      -------     -----------
Income before income
 taxes..................     50,852                  (9,458)         800          58,781
Provision for income
 taxes..................     20,413                   2,852(2)       320(2)       23,585
                         ----------                --------      -------     -----------
Net income.............. $   30,439                $(12,310)     $   480     $    35,196
                         ==========                ========      =======     ===========
Net income per share....      $1.00                                                $1.12
                         ==========                                          ===========
Weighted average number
 of common shares
 outstanding............     30,454                                1,103(4)       31,557
                         ==========                              =======     ===========

   See accompanying notes to unaudited pro forma condensed combined financial statements

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                             DECEMBER 31, 1993
                              --------------------------------------------------
                                                      PRO FORMA
                                         ---------------------------------------
                                                         SALE OF
                                         COMPUTERLAND   SHARES TO
                              HISTORICAL ACQUISITION   COMPUTERLAND
                               MERISEL   ADJUSTMENTS   ADJUSTMENTS     COMBINED
                              ---------- ------------  ------------   ----------
                                              (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.   $     14    $ 1,850(5)                 $    1,864
  Accounts receivable--net..    393,252                                  393,252
  Inventories...............    442,392                                  442,392
  Prepaid expenses and other
   current assets...........     15,443        950(5)                     16,393
  Deferred income tax
   benefit..................      8,942                                    8,942
                               --------    -------       --------     ----------
    Total current assets....    860,043      2,800                       862,843
Property and equipment--net.     39,858        200(5)                     40,058
Cost in excess of net assets
 acquired--net..............     32,832     82,000(5)                    114,832
Other assets................      3,550                                    3,550
                               --------    -------       --------     ----------
    Total assets............   $936,283    $85,000                    $1,021,283
                               ========    =======       ========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........   $414,841    $20,000(5)    $(20,000)(6) $  414,841
  Accrued liabilities.......     26,811                                   26,811
  Short-term bank debt......     50,929     65,000(5)                    115,929
  Income taxes payable......      7,697                                    7,697
                               --------    -------       --------     ----------
    Total current
     liabilities............    500,278     85,000        (20,000)       565,278
Deferred income tax.........      1,787                                    1,787
Long-term debt..............    186,500                                  186,500
Subordinated debt...........     22,000                                   22,000
                               --------    -------       --------     ----------
    Total liabilities.......    710,565     85,000        (20,000)       775,565
                               --------    -------       --------     ----------
Minority interest...........      1,861                                    1,861
                               --------    -------       --------     ----------
Stockholders' equity:
  Common stock..............        296                        11            307
  Additional paid-in
   capital..................    140,775                    19,989        160,764
  Retained earnings.........     91,512                                   91,512
  Cumulative translation
   adjustment...............     (8,726)                                  (8,726)
                               --------    -------       --------     ----------
    Total stockholders'
     equity.................    223,857                    20,000(6)     243,857
                               --------    -------       --------     ----------
    Total liabilities and
     stockholders' equity...   $936,283    $85,000            --      $1,021,283
                               ========    =======       ========     ==========

   See accompanying notes to unaudited pro forma condensed combined financial statements

   NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. GENERAL

  The foregoing unaudited pro forma condensed combined financial statements illustrate the effect of the acquisition by the Company, through Merisel FAB, of the ComputerLand Business from ComputerLand Corporation pursuant to an Asset Purchase Agreement dated January 31, 1994 among ComputerLand, Merisel FAB and the Company. See "The Company--ComputerLand Acquisition," "Capitalization," "Selected Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Prior to its acquisition, the ComputerLand Business was not an incorporated entity and separate historical financial statements were not prepared; accordingly, no such financial statements are readily available. The historical income statement information included herein was obtained from the ComputerLand Business' statement of revenues and operating expenses for the year ended September 30, 1993. Such statement presents the revenues, direct expenses and general and administrative expenses allocated from ComputerLand Corporation to the ComputerLand Business. Selling, general and administrative expenses include allocated expenses of $27,340,000, representing costs of the distribution centers and general corporate overhead, including expenses for corporate functions and administrative personnel. The expenses have been allocated to the ComputerLand Business based upon such factors as the ratio of the ComputerLand Business' shipments to the total shipments by ComputerLand Corporation and ComputerLand Corporation management's estimate of the time spent by shared employees of ComputerLand Corporation on work related to the ComputerLand Business. Interest income, interest expense and income taxes were not allocated.

  The statement of revenues and operating expenses, which includes ComputerLand Corporation's allocated expenses, may not necessarily reflect the results of operations that would have been obtained had the ComputerLand Business been operated as a separate, stand-alone entity for the period presented and may not be indicative of future revenues and operating expenses of Merisel FAB.

  The initial purchase price for the ComputerLand Acquisition consisted of $80.2 million in cash and$2 million in direct expenses. Under the purchase method of accounting, an allocation of the purchase price to the Merisel FAB assets and liabilities is required to reflect fair values. An allocation of the purchase price has not yet been performed; however, the following sets forth certain preliminary allocations:

                                                                   IN THOUSANDS
                                                                   ------------
   Property and equipment.........................................   $   200
   Intangible assets--consisting of the purchase price over the
    net assets acquired...........................................    82,000
                                                                     -------
       Total......................................................   $82,200
                                                                     =======
2. PRO FORMA INCOME STATEMENT ADJUSTMENTS RELATED TO THE
   COMPUTERLAND ACQUISITION

  Unaudited pro forma income statement adjustments are as follows:

   a)Selling, general and administrative expenses
     Amortization of the excess of purchase price over net assets
      ($82 million / 25 years)....................................   $ 3,280
     Depreciation of property and equipment ($200,000 / 5 years)..        40
                                                                     -------
       Total adjustment...........................................   $ 3,320
                                                                     =======
   b)Interest and other expenses
     Interest expense on short-term debt ($65 million at expected
      average rate of 6.75%)......................................   $ 4,388
     Interest expense on ComputerLand Payable ($20 million at an
      interest rate of 4%)........................................       800
     Amortization of bank fees....................................       950
                                                                     -------
       Total adjustment...........................................   $ 6,138
                                                                     =======

    Note: A fluctuation of 0.125% in the interest rate would result in an $81,000 change in interest expense.

  c)Provision for income taxes

  Income taxes have been adjusted to reflect an estimated income tax rate of 40%, net of pro forma adjustments applied to pretax income of the ComputerLand Business.

3. PRO FORMA INCOME STATEMENT ADJUSTMENTS RELATED TO THE SALE OF SHARES TO COMPUTERLAND

                                                                   IN THOUSANDS
                                                                   ------------
  Reduction in interest expense from exchange of ComputerLand
   Payable ($20 million at 4%)....................................   $   800

4. NET INCOME PER SHARE

  The pro forma adjustments to weighted average shares represents the issuance of 1,103,144 shares of Common Stock in exchange for the ComputerLand Payable.

5. PRO FORMA BALANCE SHEET ADJUSTMENTS RELATED TO THE COMPUTERLAND ACQUISITION

  The purchase price for the ComputerLand Acquisition was funded substantially by borrowings under a $65 million note to a bank due in January 1995 and a separate $16 million short-term note which was subsequently repaid in February 1994. Approximately $950,000 in fees were incurred in connection with obtaining the notes payable to the bank.

  The composition of pro forma balance sheet adjustments are as follows:

                                                                   IN THOUSANDS
                                                                   ------------
a)Cash
  Cash obtained from bank financing and the ComputerLand Payable in excess of the purchase price, acquisition costs and bank
   fees...........................................................   $ 1,850
b)Other assets
  Fees incurred in connection with obtaining bank notes...........       950
c)Property and equipment..........................................       200
d)Intangible assets...............................................    82,000
e)Accounts payable
  ComputerLand Payable............................................    20,000
f)Short-term debt
  Note payable to bank............................................    65,000

6. PRO FORMA BALANCE SHEET ADJUSTMENTS RELATED TO SALE OF SHARES TO
COMPUTERLAND

  Reflects the issuance of 1,103,144 shares of the Company's Common Stock to ComputerLand Corporation in exchange for cancellation of the ComputerLand Payable.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Selected Consolidated Financial Data" and "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this Prospectus.

OVERVIEW

  The Company was founded in 1980 and has grown both through internal growth and through acquisitions of other computer products distributors. By 1989, the Company had achieved annual revenues of $629.4 million, principally through internal expansion. In April 1990, the Company acquired Microamerica, Inc. ("Microamerica"), another worldwide distributor of microcomputer products, with net sales of approximately $526 million for the year ended December 31, 1989. In the years following the Microamerica acquisition, the Company's revenues increased from $1.6 billion in 1991 to $2.2 billion in 1992 and to $3.1 billion in 1993, reflecting substantial growth in both domestic and international sales as the worldwide market for computer products expanded and manufacturers increasingly turned to wholesale distributors for distribution of their products. The Company's net income as a percentage of sales, or net margin, improved over this period, largely as a result of management's success in reducing selling, general and administrative expenses and interest expense, expressed as a percentage of sales, to more than offset lower gross margins.

  On January 31, 1994, the Company completed the acquisition of certain assets of the ComputerLand Business from ComputerLand Corporation. See "Business-- ComputerLand Business." For its fiscal year ended September 30, 1993, the ComputerLand Business generated net revenues of approximately $1.1 billion, gross profit of $54.7 million and income from operations of $16.6 million. See "--Acquisition of ComputerLand Business" and "Unaudited Pro Forma Condensed Combined Financial Statements."

  The Company anticipates that it will continue to experience downward pressure on gross margins due to industry price competition. In addition, the Company's recently acquired ComputerLand Business generates lower gross margins than the Company's existing wholesale distribution business. However, the ComputerLand Business has lower selling, general and administrative expenses as a percentage of sales than the Company's existing wholesale distribution business. See "-- Acquisition of ComputerLand Business." Although Merisel expects that it will be able to continue to reduce selling, general and administrative expenses as a percentage of sales, through (among other things) the implementation of new computer operating systems and warehouse management systems that will enable the Company to utilize its existing assets more productively, no assurance can be given as to whether such reductions will, in fact, occur or as to the actual amount of any such reductions. See "Business--Operations and Distribution." To the extent gross margins continue to decline and the Company is not successful in reducing selling, general and administrative expenses as a percentage of sales, the Company will experience a negative impact on its operating income.

RESULTS OF OPERATIONS

  For the periods indicated, the following table sets forth selected items from the Company's Consolidated Statements of Income, expressed as a percentage of net sales:

                                                      PERCENTAGE OF NET SALES
                                                      -------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1991     1992     1993
                                                      -------  -------  -------
Net sales............................................   100.0%   100.0%   100.0%
Cost of sales........................................    90.0     91.0     91.6
                                                      -------  -------  -------
Gross profit.........................................    10.0      9.0      8.4
Selling, general and administrative expenses.........     7.5      6.7      6.1
                                                      -------  -------  -------
Operating income.....................................     2.5      2.3      2.3
Interest expense.....................................     1.0      0.7      0.6
Other expense........................................     0.1      0.1      0.1
                                                      -------  -------  -------
Income before income taxes...........................     1.4      1.5      1.6
Provision for income taxes...........................     0.7      0.6      0.6
                                                      -------  -------  -------
Net income...........................................     0.7%     0.9%     1.0%
                                                      =======  =======  =======

 YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

  The Company's net sales increased 37.8% to $3.1 billion in 1993 from $2.2 billion in 1992, reflecting significant growth in both domestic and international sales. The Company believes this increase is due principally to the establishment of new relationships with manufacturers in various markets around the world, the introduction of new products by existing manufacturers, increased customer demand for computer products and increased use of wholesale distribution by manufacturers in their distribution channels. The Company's 1992 fiscal year included 53 weeks due to the timing of the fiscal year end, while the 1993 fiscal year contained 52 weeks. See Note 1 of Notes to Consolidated Financial Statements.

  Geographically, the Company's 1993 net sales were generated as follows:
United States, $1.95 billion, or 63%; Canada, $395 million, or 13%; Europe, $532 million, or 17%; and other international markets, $207 million, or 7%. From 1992 to 1993, these geographic regions experienced sales growth rates of 32.3%, 30.7%, 64.1% and 51.4%, respectively. The Company's higher sales growth rate in Europe has resulted in part from the addition of new manufacturer relationships in various European markets. In the United States, the Company's sales increase is due in part to new product offerings from computer systems and other hardware manufacturers. In the United States, hardware and accessories accounted for 60.5% of net sales, and software accounted for 39.5% of net sales in 1993, as compared to 55.9% and 44.1%, respectively, in 1992. For additional information on the Company's operating results by geographic region, see Note 11 of Notes to Consolidated Financial Statements.

  Gross profit increased 27.7% to $258.5 million in 1993 from $202.4 million in 1992, reflecting the higher 1993 net sales. Gross margin declined to 8.4% in 1993 from 9.0% in 1992, principally as a result of continuing competitive pricing pressures worldwide.

  Selling, general and administrative ("SG&A") expenses increased 24.0% to $187.2 million in 1993 from $150.9 million in 1992, primarily as a result of increased expenses associated with the Company's 37.8% increase in net sales. SG&A expenses as a percentage of sales declined to 6.1% in 1993 from 6.7% in 1992, reflecting economies of scale resulting from higher sales volumes as well as improved operating efficiencies. The Company's number of full-time equivalent employees increased from 1,939 at December 31, 1992 to 2,502 at December 31, 1993.

  Operating income increased 38.6% to $71.4 million in 1993 from $51.5 million in 1992, despite small operating losses at the Company's Swiss, Austrian and French operations. Operating income as a percentage of sales was 2.3% in both 1993 and 1992, as the decline in gross margin of 0.6% in 1993 was offset by a corresponding decline in SG&A expenses as a percentage of sales.

  Interest expense increased 13.1% to $17.8 million in 1993 from $15.7 million in 1992, but declined as a percentage of sales to 0.6% in 1993 from 0.7% in 1992. The increase in interest expense reflects higher average borrowings, principally to finance the Company's higher sales levels, offset in part by lower average interest rates in 1993.

  Other expense increased to $2.7 million in 1993 from $1.3 million in 1992, but other expense as a percentage of sales remained at 0.1% in both 1992 and 1993. Other expense in 1993 includes the fees paid by the Company in connection with the sale of an interest in its trade accounts receivables pursuant to an accounts receivable securitization program instituted in the third quarter of 1993. See "--Liquidity and Capital Resources." The Company intends to continue this program in future periods, and other expense is therefore anticipated to increase as additional fees are incurred.

  Provision for income taxes increased 37.8% to $20.4 million in 1993, reflecting the Company's 47.5% increase in income before income taxes. The Company's effective tax rate decreased to 40.1% in 1993 from 43.0% in 1992, primarily as a result of a $1.7 million income tax benefit related to the restructuring of the Company's Swiss operations in 1993. In addition, net losses of certain of the Company's subsidiaries that derive no tax benefit from such losses under local tax laws decreased in 1993.

  Net income increased 54.8% to $30.4 million in 1993 from $19.7 million in 1992, while net income per share increased to $1.00 from $0.67. The Company's weighted average number of shares outstanding increased from 29,274,000 shares in 1992 to 30,454,000 shares in 1993, reflecting the issuance of 4,600,000 shares in a public offering of the Company's Common Stock in March 1992 and the exercise of employee stock options.

 YEAR ENDED DECEMBER 31, 1992 COMPARED TO YEAR ENDED DECEMBER 31, 1991

  Net sales increased 41.2% to $2.2 billion in 1992 from $1.6 billion in 1991. The Company believes that this increase in net sales was due primarily to an increase in market share, customer demand, sales of new products from existing manufacturers and the establishment of new relationships with manufacturers and customers. In addition, the Company's 1992 fiscal year included 53 weeks due to the timing of the fiscal year end. See Note 1 of Notes to Consolidated Financial Statements.

  Hardware and accessories sales accounted for 56.6% of United States net sales in 1992, with software sales accounting for the remaining 43.4%. In 1991, hardware and accessories sales accounted for 57.6% of United States net sales, with software sales accounting for the remaining 42.4%.

  Geographically, the Company's 1992 net sales were generated as follows:
United States, $1.5 billion, or 66%; Canada, $303 million, or 14%; Europe, $324 million, or 14%; and other international markets, $137 million, or 6%. The increase in net sales achieved by the European operations was primarily the result of sales growth by the Company's United Kingdom and German subsidiaries. This increase was offset in part by lower than expected sales levels in Switzerland and France. For additional information on the Company's operating results by geographic region, see Note 11 of Notes to Consolidated Financial Statements.

  Gross profit increased 28.2% to $202.4 million in 1992 from $158.0 million in 1991, reflecting the increase in net sales in 1992. Gross margin decreased to 9.0% in 1992 from 10.0% in 1991, reflecting continued competitive pressures on pricing.

  SG&A expenses increased 26.1% to $150.9 million in 1992 from $119.7 million in 1991, but declined as a percentage of net sales to 6.7% in 1992 from 7.5% in 1991. The absolute dollar increase in SG&A expenses was primarily due to costs associated with the Company's 41.2% increase in net sales. The decrease in SG&A expenses as a percentage of net sales was the result of economies of scale resulting from higher sales volume as well as improved operating efficiencies. The Company's number of full-time equivalent employees increased to 1,939 at December 31, 1992 from 1,450 at December 31, 1991.

  Operating income increased 34.6% to $51.5 million in 1992 from $38.3 million in 1991, despite continuing operating losses in the Company's Swiss and Austrian subsidiaries and an operating loss at the Company's French subsidiary. Operating income as a percent of sales decreased to 2.3% in 1992 from 2.5% in 1991. The 0.2% decrease in operating income as a percent of net sales reflects the fact that the decrease in gross margin of 1.0% more than offset the decrease SG&A expenses as a percentage of net sales of 0.8%.

  Interest expense decreased 1.4% to $15.7 million in 1992 from $16.0 million in 1991 and decreased as a percentage of net sales to 0.7% in 1992 from 1.0% in 1991. The decrease in interest expense is attributable to both the Company's lower average borrowings in 1992 and a reduction in average funding cost. The Company's average borrowings under all lines of available credit decreased 2.5% to $151.2 million in 1992 from $155.0 million in 1991. The decrease in average borrowings is a result of a public offering of 4,600,000 shares of the Company's common stock in March 1992, providing net proceeds of $55.7 million, partially offset by an increase in working capital requirements related to the Company's growth and an increase in the Company's investing activities, principally property and equipment expenditures. See "--Liquidity and Capital Resources."

  The Company's provision for income taxes increased by 39.1% to $14.8 million in 1992 from $10.7 million in 1991, reflecting the Company's increased income before income taxes. The Company's effective tax rate declined to 43.0% in 1992 from 49.6% in 1991. The lower effective tax rate reflects the fact that, although certain of the Company's foreign subsidiaries incurred losses with no corresponding tax benefit, such losses comprised a smaller percentage of the Company's consolidated income before taxes in 1992 as compared to 1991.

  Net income increased 81.6% to $19.7 million in 1992 from $10.8 million in 1991. Net income per share increased to $0.67 in 1992 from $0.43 in 1991. The Company's weighted average number of shares increased to 29,274,000 shares in 1992 from 24,896,600 shares in 1991, primarily as a result of a public offering of 4,600,000 shares of the Company's common stock in March 1992.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

  Historically, the Company has experienced variability in its net sales and operating margins on a quarterly basis and expects these patterns to continue in the future. Management believes that the factors influencing quarterly variability include: (i) the overall growth in the microcomputer industry; (ii) shifts in short-term demand for the Company's products resulting, in part, from the introduction of new products or updates of existing products; and (iii) the fact that virtually all sales in a given quarter result from orders booked in that quarter. Due to the factors noted above, as well as the fact that the Company participates in a highly dynamic industry, the Company's revenues and earnings may be subject to material volatility, particularly on a quarterly basis.

  Additionally, the Company's net sales in the fourth quarter have been higher than in its other three quarters. Management believes that the pattern of higher fourth quarter sales is partially explained by customer buying patterns relating to calendar year-end business purchases and holiday period purchases. For a tabular presentation of certain quarterly financial data with respect to 1992 and 1993, see Note 12 of Notes to Consolidated Financial Statements.

ACQUISITION OF COMPUTERLAND BUSINESS

  Through the ComputerLand Acquisition, Merisel now operates the ComputerLand Business, a leading master reseller of computer systems and related products from the major microcomputer manufacturers to a network of approximately 750 independently-owned computer products resellers, including ComputerLand franchisees and affiliated resellers purchasing through the Datago program. See "Business--ComputerLand Business."

  For its fiscal year ended September 30, 1993, the ComputerLand Business generated net revenues of$1.1 billion, gross profit of $54.7 million and income from operations of $16.6 million. See "Unaudited Pro Forma Condensed Combined Financial Statements." Gross margin and SG&A expenses as a percentage of net revenues for this period were 5.1% and 3.6%, respectively, reflecting the lower margins and lower SG&A expenses incurred in the master reseller, or aggregator, business as compared to the Company's existing wholesale distribution business. The ComputerLand Business' operating margin as a percentage of net revenues for this period was 1.5%.

  As a master reseller, the ComputerLand Business supplies a significantly smaller number of products to a significantly smaller number of customers than the Company's existing distribution business. See "Business--The Industry," "Business--Products and Manufacturer Services" and "Business--Customers and Customer Services." Master resellers focus on supplying computer systems and other higher-volume products to their customers while the Company's existing business supplies a wide range of products to many different types of customers. Certain of the larger computer manufacturers, such as Apple, Compaq, Hewlett-Packard and IBM, have historically required resellers to purchase their products from an affiliated aggregator, such as the ComputerLand Business. Wholesale distributors have not been authorized to sell these manufacturers' key microcomputer components, except on a limited basis.

  For the fiscal year ended September 30, 1993, approximately 76% of the ComputerLand Business' revenues were generated from the sale of products from four manufacturers: Apple, Compaq, Hewlett-Packard and IBM. The loss of any one of these four manufacturers, or a change in the way any of these manufacturers markets, prices or distributes its products, could have a material adverse effect on the ComputerLand Business' operations and financial results. Specifically, to the extent that one of the leading four manufacturers changes its current system of limiting authorization to sell its products to master resellers, the ComputerLand Business' sales levels would be adversely affected. The Company believes, however, that its existing wholesale distribution business may benefit from such changes.

  All of the ComputerLand Business' franchisees are electronically linked for the purposes of order placement and other communications, reducing the need for sales representatives and support personnel in comparison to the Company's existing business. In addition, over 95% of the ComputerLand Business' customers currently finance their orders through "floor plan" financing companies or pay on a C.O.D. basis, reducing the need for credit and collection personnel and reducing financing costs because of improved cash flow.

  As a result of the foregoing as well as other factors, master resellers such as the ComputerLand Business tend to generate both lower gross margins and lower operating expenses as a percentage of sales than those generated by the Company in its existing distribution business.

  Competition among master resellers is intense (see "Business--Competition"), and the ComputerLand Business may experience downward pressures on its gross margins due to competitive pricing decisions. Under the Services Agreement, ComputerLand Corporation will perform a material portion of the ComputerLand Business' distribution functions for a contractually agreed-upon fee for a two-year period. As a result of this outsourcing arrangement, the ComputerLand Business does not directly control the costs of those distribution functions, and therefore will be limited in its ability to lower its costs in response to a lower gross margin environment during the two-year term of the Services Agreement. Due to this limitation, the Services Agreement provides that the service fee, as a percentage of sales volume, decreases if the ComputerLand Business' sales volume increases over a specified amount. Further, in the event sales volume does not increase over a specified amount, and the ComputerLand Business' gross margin declines, the Service Agreement provides for a limited reduction in the service fee to offset partially the decline in gross margin. Notwithstanding these contractual provisions, a material decline in the ComputerLand Business' gross margins could have a material adverse effect on the Company's results of operations.

  Over 76% of the ComputerLand Business' sales to its customers currently are financed on behalf of such customers by floor plan financing companies. The ComputerLand Business typically receives payment from these financing companies within three business days from the date of sale, resulting in reduced cash requirements for the ComputerLand Business as compared to the Company's existing wholesale distribution business. This floor plan financing is typically subsidized for the ComputerLand Business' customers by its manufacturers. Any material change in the availability or the terms of financing offered by such financing companies or in the subsidies provided by manufacturers could require the ComputerLand Business to provide such financing to its customers, thereby substantially increasing the working capital necessary to operate its business.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its growth and cash needs primarily through borrowings, income from operations, the public and private sales of its securities and securitizations of its accounts receivable.

  Net cash used for operating activities in 1993 was $125.4 million, as compared to net cash used for operating activities in 1992 of $58.6 million. The primary uses of cash in 1993 were increases in accounts receivables of $194.2 million, reflecting the Company's higher sales volumes, especially in December 1993, and greater sales to customers with extended credit terms, and inventories of $142.9 million, reflecting the Company's higher sales volumes. Sources of cash from operating activities included net income, after adjustment for non-cash items, of $55.9 million and an increase in accounts payable of $166.3 million.

  Net cash used for investing activities in 1993 was $25.1 million, principally reflecting investments in new computer systems, new warehouse management systems and new distribution facilities and equipment. The Company presently anticipates that its capital expenditures for 1994 will be approximately $25 million, principally for development and implementation of new computer systems in North America, new warehouse management systems, new computer systems for the Company's European operations and a new distribution center in Europe. See "Business--Operations and Distribution" and "Business--International Operations."

  Net cash provided by financing activities in 1993 was $156.8 million, comprised principally of net borrowings under domestic revolving lines of credit of $70.1 million, net borrowings under foreign bank facilities of $10.2 million and proceeds from the sale of an interest in the Company's trade accounts receivables of $75.0 million pursuant to a receivables securitization program.

  To provide capital for the Company's operating and investing activities, the Company and its subsidiaries, including Merisel Americas, Merisel Europe and Merisel FAB, maintain a number of credit facilities. Merisel Americas and Merisel Europe are co-borrowers under a $150 million unsecured revolving bank credit facility expiring on May 31, 1997. At April 29, 1994, $110.9 million was outstanding under this facility, comprised of $105.9 million in direct borrowings and $5 million in outstanding letters of credit. A portion of the net proceeds of the Offering will be used to reduce the balance due under this facility. See "Use of Proceeds." To provide for its anticipated working capital needs, on December 23, 1993, Merisel FAB entered into a $10 million unsecured revolving credit agreement. This agreement expires on January 29, 1995. At April 29, 1994, no amount was outstanding under this agreement. The Company and its subsidiaries also maintain various local lines of credit, primarily to facilitate overnight and other short-term borrowings. The total amount of outstanding borrowings under these lines as of December 31, 1993 was $50.9 million.

  Merisel Americas has also entered into a $150 million trade accounts receivable securitization agreement pursuant to which it sells on an ongoing basis an undivided interest of up to $150 million in designated trade receivables to a syndicate of purchasers. The receivables are sold at face value and fees paid in connection with such sales are recorded by the Company as other expense. This facility expires in November 1994.

  To finance the ComputerLand Acquisition, the Company borrowed $65 million under an unsecured credit agreement with a bank lender. This agreement expires on January 29, 1995, but is subject to mandatory prepayment upon any debt or equity issuance by the Company. A portion of the net proceeds of the Offering, therefore, will be used to prepay this borrowing in full. See "Use of Proceeds." Merisel FAB also borrowed $16 million, the balance of the ComputerLand Acquisition purchase price, under a separate credit agreement, which was repaid in full on February 15, 1994.

  Merisel Americas also has outstanding $100 million of 8.58% senior notes due June 30, 1997, and $22 million of 11.28% subordinated notes due in five equal annual principal installments, beginning in March 1996. For more information regarding the Company's credit agreements, see "Certain Indebtedness and Financing Arrangements" and Notes 5 and 6 of Notes to Consolidated Financial Statements.

  In connection with the ComputerLand Acquisition, Merisel FAB and ComputerLand Corporation entered into the Services Agreement pursuant to which ComputerLand will provide significant distribution and other support services to Merisel FAB for up to two years. See "Business--ComputerLand Business." Under the Services Agreement, Merisel FAB has been granted $20 million in extended credit terms on its product purchases from ComputerLand Corporation. ComputerLand Corporation has agreed to use this $20 million account receivable from Merisel FAB to purchase 1,103,144 shares of the Company's Common Stock at a per share price of $18.13, if and when a registration statement covering the resale of such shares is declared effective by the Securities and Exchange Commission. The Company filed such registration statement on April 5, 1994.

  Merisel believes that its existing cash balances, together with the proceeds of the Offering, income from operations, proceeds of receivables securitizations and borrowings under lines of credit will be sufficient to meet its working capital and capital investment needs through at least the next twelve months.

ASSET MANAGEMENT

  Merisel attempts to manage its inventory position to maintain levels sufficient to achieve high product availability and same-day order fill rates. Inventory levels may vary from period to period, due in part to increases or decreases in sales levels, Merisel's practice of making large-volume purchases when it deems the terms of such purchases to be attractive and the addition of new manufacturers and products. The Company has negotiated agreements with many of its manufacturers which contain stock balancing and price protection provisions intended to reduce, in part, Merisel's risk of loss due to slow moving or obsolete inventory or manufacturer price reductions. In the event of a manufacturer price reduction, the Company generally receives a credit for products in inventory. In addition, the Company has the right to return a certain percentage of purchases, subject to certain limitations. Historically, price protection and stock return privileges as well as the Company's inventory management procedures have helped to reduce the risk of loss of carrying inventory.

  The Company offers credit terms to qualifying customers and also sells on a prepay, credit card and cash-on-delivery basis. With respect to credit sales, the Company attempts to control its bad debt exposure through monitoring of customers' creditworthiness and, where practicable, through participation in credit associations that provide credit rating information about its customers. In certain foreign markets, the Company may elect to purchase credit insurance for certain accounts.

                                    BUSINESS

OVERVIEW

  Merisel is the largest worldwide publicly-held wholesale distributor of microcomputer hardware and software products. Through its full-line, channel-specialized distribution business, Merisel combines the comprehensive product selection and operational efficiency of a full-line distributor with the customer support of a specialty distributor offering dedicated sales organizations to each of its customer groups. On January 31, 1994, the Company completed the acquisition of the ComputerLand Business. The ComputerLand Business is a leading aggregator, or master reseller, of computer systems and related products from major microcomputer manufacturers, including Apple, Compaq, Hewlett-Packard and IBM, to a network of approximately 750 independently-owned computer product resellers in the United States. With the acquisition of the ComputerLand Business, the Company has become the industry's only "Master Distributor," combining the strengths of a full-line, channel specialized distributor with those of a master reseller. As a Master Distributor, the Company believes it is uniquely positioned to offer a wider selection of microcomputer products to more categories of customers than any of its competitors.

  At December 31, 1993, Merisel stocked over 25,000 products from more than 900 of the microcomputer hardware and software industry's leading manufacturers including Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. Merisel sells products to over 65,000 computer resellers worldwide, including value-added resellers, large retail chains and franchisees, computer superstores, mass merchants, Macintosh and Unix resellers, system integrators and original equipment manufacturers. The Company currently maintains 20 distribution centers that serve North America, Europe, Latin America, Australia and other international markets. For the fiscal year ended December 31, 1993, the Company's net sales by geographic region were generated as follows: United States, 63%; Canada, 13%; Europe, 17%; and other international markets, 7%.

THE INDUSTRY

  The microcomputer products distribution industry is large and growing, reflecting both increasing demand worldwide for computer products and the increasing use of wholesale distribution channels by manufacturers for the distribution of their products. The industry moves product from manufacturer to end-user through a complex combination of distribution agreements between manufacturers, wholesale distributors, aggregators and resellers. Historically, there have been two types of companies within the industry: those that sell directly to the end-user ("resellers") and those that sell to resellers ("wholesale distributors" and "aggregators", which are also called "master resellers").

  Resellers sell directly to end-users, including large corporate accounts, small- and medium-sized businesses and home users. The major reseller channels are dealers and corporate resellers, value-added resellers ("VARs"), mail-order firms and retailers (computer superstores, office supply chains and mass merchants). VARs, which account for one of the largest segments of the overall reseller channel, typically add value by combining proprietary software and/or services with off-the-shelf hardware and software.

  Wholesale distributors generally purchase a wide range of products in bulk directly from manufacturers and then ship products in smaller quantities to many different types of resellers, who typically include dealers, VARs, system integrators, mail order resellers, computer products superstores and mass merchants. Aggregators, or master resellers, are functionally similar to wholesale distributors, but they focus on selling relatively few product lines, typically high-volume, brand name computer systems, to a captive network of franchised dealers and affiliates. The larger computer manufacturers, such as Apple, Compaq, Hewlett-Packard and IBM, have historically required resellers to purchase their products from an affiliated aggregator, such as the ComputerLand Business. Wholesale distributors have not been authorized to sell these manufacturers' key microcomputer components, except on a limited basis. These restrictions have been eased recently, and may continue to ease and eventually be eliminated, with the result that the distinction between wholesale distributors and master resellers may blur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ComputerLand Business."

  With the acquisition of the ComputerLand Business, the Company has become the industry's only Master Distributor, combining the strengths of a full-line, channel-specialized distributor with those of a master reseller.

BUSINESS STRATEGY

  Merisel has achieved its leading position by pursuing a strategy of offering the industry's leading products and services to its customers at competitive prices, providing superior cost-effective service through operational excellence, expanding the Company's international business and targeting its various customer groups using dedicated sales forces and marketing programs.

  PROVIDING LEADING PRODUCTS AND SERVICES. The Company's objective is to offer the broadest range of leading product brands in each of the product categories it carries. By stocking the leading brands, the Company generates sales of both those product brands as well as other products, as reseller customers often prefer to deal with a single source for many of their product needs. The Company continuously evaluates new products, the demand for its current products and its overall product mix and seeks to develop distribution relationships with suppliers of products that enhance the Company's product offerings. The Company believes that the size of its reseller customer base, its international distribution capability and the breadth and quality of its marketing support programs give it a competitive advantage over smaller, regional distributors in developing supplier relationships.

  As a result of the ComputerLand Acquisition, the Company, through the ComputerLand Business, is now able to offer to the ComputerLand Business' franchisees and affiliates a broad range of microcomputer systems and other products from Apple, Compaq, Hewlett-Packard and IBM. Although the Company distributes certain products of these leading manufacturers through its wholesale distribution arrangements, neither the Company nor its direct wholesale distribution competitors have been authorized to sell these manufacturers' key microcomputer systems in the United States, except on a limited basis. Instead, these manufacturers historically have distributed their products directly to resellers and through aggregators such as ComputerLand Corporation. See "--The Industry."

  The Company believes that an opportunity exists to generate additional, higher-margin revenues by offering fee-based services and information to manufacturers and resellers. In 1993, the Company formed the Channel Services Group to provide a variety of these services, including telemarketing, merchandising and electronic software services.

  ACHIEVING OPERATIONAL EXCELLENCE. The Company believes that high levels of customer service and operating efficiency, or "operational excellence," are important factors in achieving and maintaining success in the highly competitive microcomputer products distribution industry. The Company measures operational excellence by such standards as "ease of doing business," accuracy and efficiency in delivering products and expediting the delivery of services and information. Merisel constantly strives to improve its operational processes. In furtherance of this strategy, the Company is in the process of upgrading and improving its computer operating systems as well as its warehouse management systems. See "--Operations and Distribution." In addition, the Company is reorganizing its European operations, adding new management personnel and centralizing certain functions to achieve economies of scale. Merisel will seek to continue to refine the operational systems at its foreign sales offices and distribution centers in order to increase the uniformity and efficiency of the Company's worldwide operations. See "--International Operations." These changes are intended to enhance the Company's ability to offer faster, more efficient and accurate service to its customers.

  EXPANDING INTERNATIONALLY. Merisel believes that it generates the largest volume of international sales of any U.S.-based distributor, and is the largest wholesale distributor of computer products in Canada and a leading distributor in Europe, Mexico, Australia and Latin America. See "--International Operations." The Company believes that many international markets will offer growth and profit opportunities, due to the immature and fragmented nature of the microcomputer distribution industry in these markets. Merisel believes it is well positioned to capitalize on the opportunities presented in a number of these markets because of the current scope of its international operations and its ability to offer a broader range of products and specialized services than many of its competitors. The Company's strategy is to expand its international operations through internal growth and the possible acquisition of existing distributors or the establishment of new operations in other countries.

  TARGETING CUSTOMER GROUPS. Merisel serves a variety of different reseller channels, which have diverse product, financing and support needs. Merisel was the first full-line distributor in the industry to offer its various customer groups a channel-dedicated sales force as well as customized product offerings, financing programs and marketing and technical support programs, all of which are tailored to address the differing needs of these customer groups. The Company intends to continue to monitor the markets it serves to identify customer opportunities and develop sales and marketing programs that serve these groups more effectively. In furtherance of this strategy, on January 31, 1994 the Company completed the ComputerLand Acquisition.

PRODUCTS AND MANUFACTURER SERVICES

  Merisel provides its manufacturers with access to one of the largest bases of computer resellers worldwide while offering these manufacturers the means to reduce the inventory, credit, marketing and overhead costs associated with establishing a direct relationship with these resellers. This factor, along with Merisel's access to financial resources and its economies of scale, has allowed the Company to establish and develop long-term business relationships with many of the leading manufacturers in the microcomputer industry. Merisel distributes over 25,000 hardware and software products, including products for the MS-DOS, OS/2, Macintosh, Apple and Unix operating environments. For the fiscal year ended December 31, 1993, net worldwide sales of hardware and accessories accounted for approximately 60% of the Company's sales, and sales of software products accounted for the remaining 40% of net sales.

  Merisel's suppliers include many of the leading microcomputer software and hardware manufacturers, such as Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. In October 1993, Merisel was selected as one of two distributors in the U.S. of Sun Microsystems' products. Software products include business applications such as spreadsheets, word processing programs and desktop publishing and graphics packages, as well as a broad offering of operating systems, including local area network operating systems, advanced language and utility products. Hardware products offered by the Company include computer systems, printers, monitors, disk drives and other storage devices, modems and other connectivity products, plug-in boards and accessories. The ComputerLand Acquisition increased the Company's ability, through the ComputerLand Business, to distribute the product offerings of Apple, Compaq, Hewlett-Packard and IBM to the ComputerLand Business' franchisees and affiliates. See "--The Industry."

  In addition to providing manufacturers access to one of the largest bases of computer resellers worldwide, the Company also offers manufacturers the opportunity to efficiently offer a number of special promotions, training programs and marketing services targeted to the needs of specific reseller groups. Merisel runs a variety of special promotions for manufacturers' products, ranging from price discounts and bundled purchase discounts to specialized computer reseller marketing programs, including the Vantage and Frequent Buyer Programs. These promotional programs are designed to encourage computer resellers to increase their volume of purchases, motivate resellers to purchase within a limited time period and highlight specific manufacturers' products or promotion opportunities. Additionally, Merisel provides marketing consultation services for manufacturers' strategic marketing campaigns, as well as the opportunity to be included in

Merisel-sponsored trade advertisements. Merisel employs marketing program specialists to work with designated manufacturers to develop and carry out marketing programs such as dealer commission programs, sales contests and other promotions. Merisel can also provide dedicated marketing support and targeted customer information from its database to enhance manufacturers' product promotions.

  The Company also offers two exclusive training programs: Softeach, a two-day worldwide seminar series whereby manufacturers train resellers about their products, and Selteach, a training seminar series that gives manufacturers an opportunity to provide product information to Merisel's United States sales force. In 1993, Merisel offered Softeach seminars in 26 cities and 11 countries. Merisel, through third-party consultants, also conducts training classes regarding certain Novell, 3Com, The Santa Cruz Operation, Digital Equipment Corporation, Sun Microsystems, Microsoft and Lotus products for its reseller customers.

  Merisel generally enters into written distribution agreements with the manufacturers of the products it distributes. As is customary in the industry, these agreements usually provide non-exclusive distribution rights and often contain territorial restrictions which limit the countries in which Merisel is permitted to distribute the products. The agreements generally provide Merisel with stock balancing and price protection provisions which reduce in part Merisel's risk of loss due to slow-moving inventory, supplier price reductions, product updates or obsolescence. The Company's agreements generally have a term of at least one year, but often contain provisions permitting earlier termination by either party upon written notice. Some of these agreements contain minimum purchase amounts. Failure to purchase at such minimum levels could result in the termination of the agreement.

  Although Merisel regularly stocks products and accessories supplied by more than 900 manufacturers, 45% of the Company's net sales in 1993 (as compared to 46% in 1992 and 47% in 1991) were derived from products supplied by Merisel's ten largest manufacturers, with the sale of products manufactured by Microsoft accounting for approximately 16% of net sales in 1993 (as compared to 17% in 1992 and 15% in 1991). The loss of the ability to distribute a particularly popular product could result in losses of sales unrelated to that product. The loss of a direct relationship between the Company and any of its key suppliers could have an adverse impact on the Company's business and financial results.

CUSTOMERS AND CUSTOMER SERVICES

  Merisel sells to more than 65,000 computer resellers worldwide. Merisel's customers include VARs, large hardware and software retail chains and franchisees, computer superstores, mass merchants, Macintosh, Unix and other corporate resellers, systems integrators, and original equipment manufacturers as well as independently owned retail outlets and consultants. Merisel's smaller customers often do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories. Consequently, they tend to purchase a high percentage of their products from distributors. Larger resellers often establish direct relationships with manufacturers for their more popular products, but utilize distributors for slower-moving products and for fill-in orders of fast-moving products which may not be available on a timely basis from manufacturers. No single customer accounted for more than 2.0% of Merisel's net sales in 1991, 1992 or 1993.

  In Merisel's wholesale distribution business, the Company offers its customers a single source of supply, prompt delivery, financing programs and customer support.

  Single Source Provider. Merisel offers computer resellers a single source for over 25,000 competitively priced hardware and software products. By purchasing from Merisel, the reseller only needs to comply with a single set of ordering, billing and product return procedures and may also benefit from attractive volume pricing. In addition, resellers are allowed, within specified time limits, to return slow-moving products from one manufacturer in exchange for more popular products from other manufacturers. Merisel's policy is to not grant cash refunds. Merisel has recently initiated a program that provides incentives to ComputerLand franchisees and Datago affiliates to make all their product purchases from Merisel and Merisel FAB.

  Prompt Delivery. In most areas of the world serviced by the Company, orders received by 5:00 p.m. local time are typically shipped the same day, provided the required inventory is in stock. Merisel maintains sufficient inventory levels in the United States to fill consistently in excess of 95% of all units ordered on the day of receipt. Merisel typically delivers products from its regional warehouses via United Parcel Service and other common carriers, with customers in most areas in the United States receiving orders within one to two working days of shipment. Merisel also will provide overnight air handling if requested and paid for by the customer. These services allow computer resellers to minimize inventory investment and provide responsive service to their customers. For larger customers in the United States, Merisel also provides a fulfillment service so that orders are shipped directly to the computer resellers' customer, thereby reducing the need for computer resellers to maintain inventories of certain products. The Company's foreign subsidiaries may have lower fill rates and longer delivery times due to differing market requirements and the smaller size of their operations.

  Financing Programs. Merisel's credit policy for qualified resellers eliminates the need to establish multiple credit relationships with a large number of manufacturers. In addition, the Company arranges floor plan and lease financing through a number of credit institutions and offers a program that permits credit card purchases by qualified customers. To allow certain resellers to purchase larger orders in the United States, the Company offers a "financing desk" which seeks to arrange alternative financing such as escrow programs and special bid financing from financial institutions.

  Customer Support. Merisel offers a number of customer loyalty programs, including the Vantage and Frequent Buyer Programs, which provide incentives to resellers to aggregate their purchases through Merisel. The Vantage Programs offer Merisel's top-volume customers within the VAR and value-added dealer channels increased levels of service and pricing advantages. Merisel's Frequent Buyer Program awards resellers with credits based on the dollar amount of their purchases from Merisel, which credits are redeemable for travel, education, merchandise and for revenue-generating activities such as product promotions and advertisements. The cost of the Frequent Buyer Program is funded by cooperative marketing dollars paid by Merisel's suppliers.

  Merisel furnishes its computer resellers with a series of publications containing detailed information on products, pricing, promotions and developments in the industry. Merisel publishes a Confidential Reseller Price Book, which lists Merisel's current product offerings. Merisel also publishes the Hot List, which ranks Merisel's current best-selling hardware and software products in four different reseller channels. In addition, Merisel's On-Line Literature Library offers over 20,000 data sheets of product information literature on a fax-back system and on CD-ROM.

  Merisel provides training and product information to its reseller customers through its well-respected Softeach program, a worldwide series of training forums whereby manufacturers conduct seminars on how to sell their products. Softeach is held periodically in major cities throughout the United States, Canada, Australia and Europe. In 1993, the Company believes that over 15,000 computer resellers attended Softeach seminars held in 11 countries worldwide. Merisel also provides computer resellers with a technical support "hotline," as well as specialized technical support for virtually all product lines sold by Merisel. In addition, Merisel's Technical Support department provides regular product training seminars to Merisel's sales representatives to help them become more product-knowledgeable.

SALES AND MARKETING

  To reach diverse customer segments, the Company has organized its Sales department for its wholesale distribution business in the United States into three channel segments.

  DEALER CHANNEL. This channel is composed of the following specialized sales divisions:
   . The RETAILER division serves franchisees, independent retail chains and storefronts, corporate resellers and direct-mail marketers.

  . The RESELLER FULFILLMENT division serves the needs of direct marketers such as Dell, IBM and Zenith through the fulfillment of orders for third-party hardware and software products.
  . The MAJOR ACCOUNTS division serves Merisel's large franchisee accounts, computer superstores and computer retail chains through a specialized staff that offers enhanced services, volume purchase agreements, corporate office coordination, marketing programs and sales report data.
  . The MACINTOSH division provides expertise in sale and support of third-party Macintosh products worldwide through its own separate marketing, sales, products and technical support and purchasing departments.

  VAR CHANNEL. This channel is composed of the following specialized sales divisions:
  . The VAR division provides value-added resellers with highly knowledgeable sales representatives, a comprehensive line of computer systems, Unix and connectivity products, education, financial services and technical support.
  . The ADVANCED PRODUCTS division (formerly the UNIX division) is primarily dedicated to selling and supporting Sun Microsystems and Sun-complimentary products through its own sales, marketing, operations and technical support departments.
  . The OEM division supports Merisel's customers who integrate and/or manufacture microprocessor-based systems and solutions utilizing OEM versions of Merisel's hardware and software products.
  . The recently created SYSTEM INTEGRATOR division supports large system and network integrators who require specialized programs and services.

  CONSUMER CHANNEL.
  . The CONSUMER PRODUCTS division targets mass merchants such as Circuit
    City, Montgomery Ward and Office Depot by providing inventory selection and control services, specialized marketing programs and other support services tailored to the needs of mass-market merchandisers.

  For each of the Company's international subsidiaries, the number and type of specialized sales divisions vary based on market requirements, the size of the subsidiary's sales force and the products carried by the subsidiary.

  The Company's sales force is comprised of field sales representatives who manage relations with the larger accounts and inside telemarketing sales representatives who receive product orders and answer customer inquiries. When a customer calls Merisel, screen synchronization technology causes a sales profile to appear on the sales representative's computer screen before greetings are exchanged. Customer orders generally are placed via a toll-free telephone call to Merisel's inside sales representatives and are entered on Merisel's SalesNet order entry system, a proprietary local area network created by Merisel to speed the process of taking and processing orders. Using the SalesNet database, sales representatives can immediately enter customer orders, obtain descriptive information regarding products, check inventory status, determine customer credit availability and obtain special pricing and promotion information. Merisel also offers Dial-Up SalesNet, a system that allows a customer, through the use of its own personal computer and a modem, to access Merisel's database to examine pricing, credit information, product description and availability and promotional information and to place orders directly into Merisel's order processing system. For certain of its larger customers, the Company has installed electronic data interchange (EDI) systems which allow participating customers to directly access the Company's mainframe computer system for order processing and account information.

OPERATIONS AND DISTRIBUTION

  The Company operates 20 distribution centers around the world, including eight in the United States, two in Canada, five in Europe, four serving Latin America and one in Australia. All of these distribution centers are leased, except for one facility in Mexico, which is owned by the Company.

  The Company's United States, Canadian and United Kingdom operations, other than Merisel FAB, are conducted using a mainframe-based computer system, originally implemented in the early 1980s, that operates on hardware owned and operated by a third-party service provider. In recent years, the Company has experienced a significant increase in both its sales volume and in the number and type of transactions processed by the computer system. The Company believes that the ability of its existing computer system in North America to process the increased sales volumes contemplated for 1994 and the first three quarters of 1995 is limited without certain modifications to the system. The Company is in the process of implementing such modifications and believes such modifications will be successful. If, however, there is a delay in implementing the modifications, or if the system, as modified, performs below anticipated service levels, the existing system may not be able to accommodate anticipated increases in sales volumes and transaction requirements in the fourth quarter of 1994. As a result, the Company is making a significant investment in new advanced computer and warehouse management systems for its North American operations.

  These new systems are designed to accommodate sales volumes of up to twice current volumes as well as provide greater transaction accuracy and operating efficiency and more flexibility to accommodate a variety of transaction types. The Company began designing the new computer system in early 1993 and currently anticipates that it will convert to the new system in late 1994 and the first half of 1995. The Company presently estimates that its aggregate investment in the new computer systems, including costs of system design, hardware, software, installation and training, will be approximately $20 million. The Company installed its first new warehouse management system, which includes infrared bar coding equipment and advanced computer hardware and software systems, in one warehouse in 1993 and anticipates installation in its remaining North American warehouses during 1994 and 1995.

  The design and implementation of these new systems are complex projects and involve risks that unanticipated problems may delay implementation of the new systems or cause them to perform below anticipated service levels. The Company therefore is making a substantial investment (see above) in the design and installation of these systems and is dedicating a significant number of its personnel on a full-time basis (82 employees and independent contractors) to these projects. In the event the Company experiences delays in implementation of these new systems or such systems fail to perform at anticipated service levels, the Company may not be able to accommodate anticipated increases in sales volumes and transaction processing requirements after the third quarter of 1995.

INTERNATIONAL OPERATIONS

  The Company distributes microcomputer products throughout the world. Merisel formed its first international subsidiary in 1982 and now operates in Canada, the United Kingdom, France, Germany, Australia, Switzerland, Austria and Mexico. Merisel also has a subsidiary based in Miami, Florida, which primarily sells products to customers in Latin America and in other parts of the world where Merisel does not have a physical presence. In June 1990, the Company began limited distribution of products in Russia as part of a joint venture. Management believes that its international microcomputer distribution operations are larger than the operations of any other U.S.-based microcomputer distributor. The Company also believes that certain of the markets for microcomputer products outside the United States are less mature and therefore present opportunities for further growth. Accordingly, the Company will seek to further expand its international operations through internal growth and the possible acquisition of existing distributors or establishment of new operations in other countries.

  The products and services offered by Merisel's international subsidiaries are generally similar to those offered in the United States, although the breadth of the subsidiaries' product lines and the range of manufacturers' and customers' services offered by the subsidiaries are usually smaller due to the smaller size of the subsidiaries and differing market requirements. Certain subsidiaries provide products or services not offered in the United States due to differing manufacturer relationships and market requirements. Operationally, the management and distribution systems at the Company's international subsidiaries vary depending on the size of the subsidiary, its length of operation and local market requirements. As each subsidiary expands, the Company seeks to implement systems and procedures that are more similar to those used in the United States.

  In Europe, the Company is revising its distribution strategy in response to the reduction in cross-border shipment barriers instituted by the European Economic Community in 1993. With the reduction of cross-border shipping barriers, the Company believes it can more efficiently ship to a large number of countries from a centralized master warehouse or warehouses, supplemented by smaller warehouses in various locations across Europe. At present, the Company maintains a full warehouse in each of the countries in which it has operations, with the exception of Austria. The Company is currently undertaking preparations for development of a master warehouse in Northern Europe for use beginning in mid-to-late 1995.

  The Company's European operations are managed through a European headquarters, which operates with a staff of pan-European managers to oversee the Company's various European subsidiaries and operations. Merisel currently is increasing its European management team and planning the computer system revisions and other operational changes required to implement its centralized distribution strategy.

  Because the Company conducts business in a number of countries, that portion of operating results and cash flows that is non-U.S. dollar denominated is subject to certain currency fluctuations. The Company generally employs forward exchange contracts to limit the impact of fluctuations in the relative values of some of the currencies in which it does business.

  In addition, international operations may also be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations and collecting accounts receivable and the impact of local economic conditions and practices. As the Company continues to expand its international operations, its success will be dependent, in part, on its ability to anticipate and deal with these and other risks. There can be no assurance that these or other factors will not have an adverse effect on the Company's international operations.

  For segment information regarding Merisel's United States and international operations, see Note 11 of Notes to Consolidated Financial Statements.

COMPUTERLAND BUSINESS

  On January 31, 1994, the Company completed the ComputerLand Acquisition. As a result of the ComputerLand Acquisition, Merisel, through the ComputerLand Business, will now operate as a master reseller of computer systems and related products from the major microcomputer manufacturers to a network of approximately 750 independently-owned product resellers composed of two customer groups: ComputerLand franchisees, with whom Merisel acts as franchisor by licensing the ComputerLand name and providing both product supply and various support services, and resellers purchasing under the ComputerLand Business' Datago program, which are independent dealers and value-added resellers that purchase products from the ComputerLand Business on a cost-plus basis, but do not license the ComputerLand name. For its fiscal year ended September 30, 1993, the ComputerLand Business generated net revenues of approximately $1.1 billion and income from operations of $16.6 million. See "Unaudited Pro Forma Condensed Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ComputerLand Business."

  In connection with its purchase of the ComputerLand Business, Merisel purchased the ComputerLand Business' franchise and third-party reseller agreements as well as the rights in the United States to ComputerLand Corporation's trademarks, trade names, service marks, copyrights, patents and logos. Merisel paid approximately $80 million in cash at the closing of the ComputerLand Acquisition for the acquired assets. In addition, Merisel has agreed to make an additional payment in 1996 of up to

$30 million, the amount of which will be determined based upon the growth in Merisel FAB's and the Company's sales of products of designated manufacturers to specified customers over the two-year period ending January 31, 1996. Sixty-five of the ComputerLand Business' 66 employees became employees of Merisel FAB in connection with the ComputerLand Acquisition. Merisel did not purchase the order fulfillment systems, warehouses or inventory used by the ComputerLand Business. Instead, the Company eventually intends to integrate these functions into its facilities and systems. As an interim strategy Merisel and ComputerLand Corporation have entered into the Services Agreement pursuant to which ComputerLand Corporation will continue to provide products and distribution and other support services to the ComputerLand Business for two years following the ComputerLand Acquisition.

  Following its sale of the ComputerLand Business, ComputerLand Corporation continues to operate as a reseller of computer products and services through its company-owned locations throughout the United States and also retains its international operations. ComputerLand Corporation recently changed its name to Vanstar, Inc., but may continue to use the ComputerLand name in connection with operation of its existing company-owned locations in the United States until August 1994. Merisel FAB can sell franchises throughout the United States, except that Merisel FAB may not sell franchises in areas with such ComputerLand Corporation company-owned locations until August 1994.

  The ComputerLand Business' franchisees operate locations under the ComputerLand name. The ComputerLand Business currently sells products to franchisees at cost and receives a royalty based upon gross sales of the franchisee, irrespective of whether the products sold were purchased from the ComputerLand Business. During 1994, the ComputerLand Business may offer franchisees the opportunity to revise such franchisees' pricing structure by selling products to franchisees at cost plus a mark-up and reducing or eliminating the royalty on overall franchisee sales provided the franchisee achieves minimum purchase targets. Franchisees typically enter into a ten-year exclusive contract, renewable at the option of the franchisee. In addition to the use of the ComputerLand name, the ComputerLand Business provides franchisees a range of services including sales and marketing materials, management and sales support services and a proprietary-dealer management software system. At February 1, 1994, the ComputerLand Business had agreements with franchisee groups operating 198 locations, located primarily in secondary metropolitan markets in the United States.

  The ComputerLand Business' Datago resellers are independent dealers and value-added resellers. These resellers generally enter into non-exclusive one-year renewable contracts cancelable at the option of either party on short notice. These contracts typically entitle Datago resellers to purchase the full range of the ComputerLand Business' products at cost plus a mark-up, depending on the dollar volume of products purchased. At February 1, 1994, the ComputerLand Business had approximately 549 active Datago resellers. During its fiscal year ended September 30, 1993, no individual franchisee or Datago reseller accounted for more than 10% of the ComputerLand Business's revenues.

  Following the ComputerLand Acquisition, the Company has undertaken an effort to add additional resellers as customers of the ComputerLand Business under its Datago program. Later in 1994, the Company intends to begin adding new ComputerLand franchisees, focusing in particular on locations where no reseller is using the ComputerLand name. In adding new Datago resellers and ComputerLand franchisees, the Company will seek to offer programs that permit customers to leverage their purchases from both the ComputerLand Business and Merisel's existing wholesale distribution business.

  The ComputerLand Business offers its franchisees and Datago resellers a selection of major microcomputer equipment and peripherals provided by approximately 70 suppliers. For its fiscal year ended September 30, 1993, approximately 76% of the ComputerLand Business's revenues were generated by sales of Apple, Compaq, Hewlett-Packard and IBM products. The loss of any one of these four manufacturers, or a change in the way any of these manufacturers markets, prices or distributes its products, could have a material adverse effect on the ComputerLand Business' operations and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ComputerLand Business." In addition to the products supplied directly by the ComputerLand Business, franchisees and Datago resellers may purchase other products offered by the Company's wholesale distribution business pursuant to separate agreements negotiated on their behalf by Merisel FAB.

  Under the two-year Services Agreement, ComputerLand Corporation will continue to purchase and warehouse manufacturers' products and fulfill reseller orders for the products offered by Merisel FAB. Merisel FAB will purchase such products from ComputerLand Corporation, rather than directly from the supplier, and will pay ComputerLand Corporation a service fee for performing these distribution functions. Resellers will continue to place product orders with Merisel FAB through the order placement system operated by ComputerLand Corporation. ComputerLand Corporation will typically ship products to a customer within two days of receipt of an order. During the term of the Services Agreement, Merisel FAB will be dependent upon ComputerLand Corporation to purchase and maintain inventories of products sufficient to meet resellers' requirements and to receive and fulfill orders at acceptable service levels. Merisel FAB and ComputerLand Corporation will jointly maintain supplier relationships. In the event that ComputerLand Corporation becomes unable to perform its obligations under the Services Agreement, there may be an adverse effect on the operations and financial results of the ComputerLand Business. The Services Agreement contains provisions for monetary penalties in the event that ComputerLand Corporation fails to achieve agreed-upon service levels, as well as provisions permitting Merisel FAB to take over a portion of ComputerLand Corporation's operations to fulfill such obligations under certain circumstances.

  Over 76% of the ComputerLand Business' sales to its customers currently are financed on behalf of such customers by floor plan financing companies, and the ComputerLand Business typically receives payment from these financing companies within three business days from the date of sale. Such floor plan financing is typically subsidized for the ComputerLand Business' customers by its suppliers. Any material change in the availability or the terms of financing offered by such financing companies or the subsidies provided by suppliers could require Merisel FAB to provide such financing to its customers, thereby substantially increasing the working capital necessary to operate its business.

  The Company does not have experience in operating a master reseller business such as the ComputerLand Business, with its different merchandising strategy and customer base. While the Company believes that the personnel hired as part of the ComputerLand Acquisition, together with the Company's senior management, will successfully manage the ComputerLand Business, no assurances can be given as to the future performance levels or operating results of the ComputerLand Business.

COMPETITION

  Competition in the microcomputer products distribution industry is intense and is based primarily on price, brand selection, breadth and availability of product offering, speed of delivery, level of training and technical support, marketing services and programs and ability to influence a buyer's decision.

  Certain of Merisel's competitors have substantially greater financial resources than Merisel. Merisel's principal competitors include large United States-based international distributors such as Ingram Micro and Tech Data Corporation, non-U.S. based international distributors such as Computer 2000, national distributors such as Gates/FA Distributing, Inc. and Robec, Inc. and regional distributors and franchisors. The Company competes internationally with a variety of national and regional distributors on a country-by-country basis.

  Merisel also competes with manufacturers that sell directly to computer resellers, sometimes at prices below those charged by Merisel for similar products. The Company believes its broad product offering, product availability, prompt delivery and support services may offset a manufacturer's price advantage. In addition, many manufacturers focus their direct sales to large computer resellers because of the high costs associated with dealing with a large number of small-volume computer reseller customers.

  The ComputerLand Business is subject to competition from other franchisors and aggregators in obtaining and retaining franchisees and third-party resellers, as well as competition from wholesale distributors with respect to sales of products to customers in the ComputerLand Business' network. See "-- The Industry." The Company believes that the ComputerLand Business' pricing, brand selection, product availability and service levels are competitive in the industry. With respect to brand selection, the Company believes that an important factor in the ComputerLand Business' ability to attract customers is the fact that it is able to offer computer systems and other hardware products from Apple, Compaq, Hewlett-Packard and IBM. These manufacturers historically have sold their products directly to resellers and through a limited number of master resellers such as the ComputerLand Business. The loss of any of these manufacturers, or any change in the way any such manufacturers' markets, prices or distributes its products, could have a material adverse effect on the ComputerLand Business' operations and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Acquisition of ComputerLand Business." The ComputerLand Business' principal competitors are Intelligent Electronics, MicroAge and InaCom, all of which maintain networks of franchisees and third-party dealers and which carry products of one or more of the Company's major manufacturers. Certain of the ComputerLand Business' competitors have greater financial resources than the Company.

EMPLOYEES

  As of December 31, 1993 Merisel had 2,502 employees. Merisel considers its relations with its employees to be excellent.

                                   MANAGEMENT

  The current executive officers and directors of the Company are listed below, together with their ages and all Company positions and offices held by them.

             NAME               AGE*                    POSITION
             ----               ----                    --------
Michael D. Pickett.............  46  Co-Chairman of the Board of Directors,
                                      President and Chief Executive Officer
Robert S. Leff.................  47  Co-Chairman of the Board of Directors and
                                      Senior Vice President-Business Development
David S. Wagman................  42  Vice Chairman of the Board of Directors
James L. Brill.................  42  Senior Vice President-Finance, Chief
                                      Financial Officer, Secretary and Director
Joseph Abrams..................  58  Director
David L. House.................  51  Director
Dr. Arnold Miller..............  65  Director
Lawrence J. Schoenberg.........  61  Director
Dwight A. Steffensen...........  50  Director
John J. Connors................  39  Senior Vice President-U.S. Operations
John F. Thompson...............  49  Senior Vice President-Worldwide Operations
Susan J. Miller-Smith..........  41  Senior Vice President-Canadian Operations
Thomas P. Reeves...............  32  Senior Vice President-European Operations
Paul M. Lemerise...............  48  Senior Vice President-Worldwide Information
                                      Services
Martin D. Wolf.................  35  Senior Vice President-Franchise and
                                      Aggregator Operations

- --------
* As of March 21, 1994

  The business experience, principal occupations and employment of each of the executive officers and directors, together with their periods of service as directors and executive officers during the past five years are set forth below.

  Michael D. Pickett joined the Company in October 1983 as Vice President, Finance and Chief Financial Officer and was appointed President and Chief Operating Officer effective April 1986 and Chief Executive Officer in June 1988. He was elected a director in December 1987 and became Co-Chairman of the Board of Directors in May 1992. Prior to joining the Company, Mr. Pickett was a partner of Deloitte & Touche, a public accounting firm.

  Robert S. Leff co-founded the Company with David S. Wagman in October 1980 and was its President from that time until May 1985, at which time he became Co-Chairman of the Board of Directors. Mr. Leff has been a director of the Company since its inception. Mr. Leff assumed the role of Senior Vice President-Business Development in May 1992.

  David S. Wagman co-founded the Company with Mr. Leff in October 1980, was the Chairman of the Board of Directors from that time until May 1985 and was its Co-Chairman with Mr. Leff from May 1985 to May 1992, at which time he became Vice Chairman of the Board. He retired from full-time employment with the Company in December 1990. Mr. Wagman has also been a director of the Company since its inception and served as the Company's Secretary from formation until May 1992.

  James L. Brill joined the Company in May 1988 as Vice President-Finance, Chief Financial Officer and Assistant Secretary. He was elected a director in April 1990 and, while retaining his position as Chief Financial Officer, became Senior Vice President-Finance and Secretary in May 1992. For eight years prior to joining the Company, Mr. Brill was employed at Union Bank, one of the Company's lending banks, where his most recent position was Regional Vice President. At Union Bank, Mr. Brill was responsible for the lending relationship with the Company.

  Joseph Abrams was elected a director of the Company following the acquisition of Microamerica in April 1990. Mr. Abrams had previously served as a director of Microamerica from 1983 to April 1990 and also served as President, Chief Operating Officer and Secretary of AGS Computers, Inc. ("AGS"), a subsidiary of NYNEX. Mr. Abrams retired from AGS in January 1991. He is also a director of Spectrum Signal Processing.

  David L. House was elected to the Board of Directors in March 1994. Since 1987, Mr. House has served as Senior Vice President and Director of Corporate Strategy of Intel Corporation, where he has been employed in various capacities since 1974.

  Dr. Arnold Miller was elected to the Board of Directors in August 1989. Since its formation in 1987, he has been President of Technology Strategy Group, a consulting firm organized to assist businesses and government in the fields of corporate strategy development, international technology transfer and joint ventures, as well as business operations support. Prior to joining Technology Strategy Group, Mr. Miller was employed at Xerox Corporation for 14 years, where his most recent position was Corporate Vice President with responsibility for worldwide electronics operations.

  Lawrence J. Schoenberg was elected a director of the Company following the acquisition of Microamerica in April 1990. Mr. Schoenberg had previously served as a director of Microamerica from 1983 to April 1990. From 1967 through 1990, Mr. Schoenberg served as Chairman of the Board and Chief Executive Officer of AGS, which was a subsidiary of NYNEX Corp. from 1988 through 1993. From January to December 1991, Mr. Schoenberg served as Chairman and as a member of the executive committee of the Board of Directors of AGS. Mr. Schoenberg retired from AGS in 1992. He is also a director of Sungard Data Services Inc., Government Technology Services Inc., Image Business Systems Inc. and Penn-America Group, Inc.

  Dwight A. Steffensen was elected to the Board of Directors in August 1990. From January 1985 to March 1992, Mr. Steffensen served as a director and Executive Vice President of Bergen Brunswig Corporation, a pharmaceuticals distributor. In April 1992, Mr. Steffensen assumed the position of President and Chief Operating Officer for that entity.

  John J. Connors joined Microamerica in October 1979 where he held various sales positions and became Senior Vice President-United States Sales of Microamerica in March 1988. He became Senior Vice President, Products and Marketing of the Company following the acquisition of Microamerica in April 1990, Senior Vice President, Sales of the Company in May 1991 and Senior Vice President-U.S. Operations in May 1992.

  John F. Thompson joined the Company in April 1983 as Vice President, Operations, became Senior Vice President, Operations in April 1989 and became Senior Vice President-Worldwide Operations in May 1992. Prior to joining the Company, Mr. Thompson was Vice President, Manufacturing and Distribution of Vidal Sassoon, Inc.

  Susan J. Miller-Smith joined Merisel in 1987 as President of the Company's Canadian subsidiary. In May 1992 Ms. Miller-Smith became the Company's Senior Vice President in charge of Canadian operations.

  Thomas P. Reeves joined Merisel in 1987 as director of International Strategic Planning. From March 1990 to February 1992, Mr. Reeves served as Managing Director of the Company's United Kingdom subsidiary. In February 1992, Mr. Reeves became Managing Director of the Company's operations in Europe, and in May 1992 he became the Company's Senior Vice President-European Operations.

  Paul M. Lemerise joined Merisel in May 1992 as Senior Vice President-Worldwide Information Services. From February 1990 to April 1992, Mr. Lemerise served as Vice President of Management Information Systems at Marshall Industries, an industrial distributor of electronic components. From 1984 to 1990, Mr. Lemerise served as the Vice President, Information Services at Carter Hawley Hale Corporation, a major California retailer.

  Martin D. Wolf joined Merisel FAB in February 1994 as its President and in March 1994 was appointed Senior Vice President-Franchise and Aggregator Operations of Merisel. Mr. Wolf joined ComputerLand Corporation in July 1988 and served as President of the ComputerLand Business from October 1992 to February 1994.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 21, 1994, and as adjusted to reflect the sale of shares of Common Stock offered hereby, (i) by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of such date, (ii) by each of the Company's directors, (iii) by all executive officers and directors of the Company as a group and (iv) by each Selling Shareholder. Unless otherwise indicated, the shareholders have sole voting and investment power with respect to shares beneficially owned by them, subject to community property laws, where applicable.

                                                                                      OWNERSHIP AFTER
                           OWNERSHIP PRIOR TO    OWNERSHIP AFTER      NUMBER OF         OFFERING AND
                                OFFERING             OFFERING           SHARES     OVER-ALLOTMENT OPTION
                          -------------------- --------------------   SUBJECT TO   ------------------------
                           NUMBER               NUMBER              OVER-ALLOTMENT   NUMBER
                          OF SHARES PERCENTAGE OF SHARES PERCENTAGE     OPTION     OF SHARES    PERCENTAGE
                          --------- ---------- --------- ---------- -------------- ------------ -----------
David S. Wagman(1)
 Merisel, Inc.
 200 Continental Blvd.
 El Segundo, CA 90245...  2,321,000    7.8%    2,221,000    6.4%        50,000        2,171,000       6.2%
Robert S. Leff(2)
 Merisel, Inc.
 200 Continental Blvd.
 El Segundo, CA 90245...  2,096,848    7.1%    2,021,848    5.8%        75,000        1,946,848       5.5%
Michael D. Pickett(3)...    462,371    1.5%      462,371    1.3%       100,000          362,371       1.0%
James L. Brill(3).......    134,638       *      134,638       *        25,199          109,439          *
John J. Connors(3)......     85,659       *       85,659       *        25,000           60,659          *
Paul M. Lemerise(3).....     13,750       *       13,750       *        13,750                0          *
Susan J. Miller-
 Smith(3)...............     37,397       *       37,397       *         8,647           28,750          *
Thomas P. Reeves(3).....     74,321       *       74,321       *        35,000           39,321          *
John F. Thompson(3).....     39,044       *       39,044       *        25,000           14,044          *
Joseph Abrams(4)........    597,460    2.0%      597,460    1.7%            --          597,460       1.7%
David L. House..........          0       *            0       *            --                0          *
Dr. Arnold Miller(4)....      4,000       *        4,000       *            --            4,000          *
Lawrence J.
 Schoenberg(4)..........    362,884    1.2%      287,884       *            --          287,884          *
Dwight A. Steffensen(3).      2,000       *        2,000       *            --            2,000          *
FMR Corp
 82 Devonshire Street
 Boston, MA 02109(5)....  3,732,030   12.6%    3,732,030   10.8%            --        3,732,030      10.6%
State of Wisconsin
 Investment Board
 P.O. Box 7842
 Madison, WI 53707(6)...  2,325,000    7.8%    2,325,000    6.7%            --        2,325,000       6.6%
All Directors and
 Executive
 Officers, as a Group
 (15 persons)(7)........  6,229,882   20.5%    5,989,472   16.9%            --        5,631,876      15.7%

                                                     Footnotes on Following Page

- --------
  *  Percentage of Common Stock owned is less than one percent.
 (1) Shares are held by Mr. Wagman as Trustee of the David S. Wagman Trust dated March 3, 1982; includes 1,000 shares issuable with respect to stock options exercisable within 60 days after March 21, 1994.

 (2) Shares are held by Mr. Leff as Trustee of the Robert S. Leff Trust dated February 23, 1990. Mr. Leff's share holdings include 9,290 and 7,500 shares held by his wife and his minor sons, respectively.
 (3) Represents shares issuable with respect to stock options exercisable within 60 days after March 21, 1994.
 (4) Includes 2,000 shares issuable with respect to stock options exercisable within 60 days after March 21, 1994.

 (5) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment advisor, may be deemed the beneficial owner of 3,150,630 shares of Common Stock, or 10.67%, as a result of acting as investment advisor to several investment companies. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank (as defined by the Exchange Act), may be deemed to be the beneficial owner of 581,400 shares of Common Stock, or 1.97%, as a result of its serving as investment manager of several institutional accounts. Edward C. Johnson 3d owns 34.0% of the outstanding voting stock of FMR Corp. All of the above information is taken from and furnished in reliance upon the Schedule 13G, as amended to date, filed by FMR Corp. and Mr. Johnson pursuant to Section 13(g) of the Exchange Act, as amended.
 (6) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G, as amended to date, filed by the stockholder pursuant to Section 13(g) of the Exchange Act, as amended.
 (7) Includes 856,180 shares issuable with respect to stock options exercisable within 60 days after March 21, 1994.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company has 50,000,000 shares of Common Stock, par value $.01 per share, authorized, of which 35,765,024 shares will be issued and outstanding following the closing of this Offering, assuming the U.S. Underwriters' over-allotment option is not exercised and assuming completion of the anticipated sale of 1,103,144 shares of Common Stock to ComputerLand Corporation in the ComputerLand Acquisition. See "The Company--ComputerLand Acquisition."

  Subject to such preferential rights as may be granted by the Board of Directors in connection with future issuances of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and subject to any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Except as described below, matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

  Merisel has a classified Board of Directors comprised of three classes of directors. The Company's bylaws provide (i) that each class of directors will consist as nearly as possible of one-third of the Board of Directors and (ii) for the election of one-third of the Board of Directors each year. The Company's Certificate of Incorporation does not provide shareholders with the right to cumulate votes when voting for nominees to Merisel's Board of Directors.

  A vote of at least 67% of the outstanding shares of Common Stock is required to alter any of the following matters: (i) the number of Merisel directors or the classification of the Company's Board of Directors, (ii) the right of Merisel shareholders to act by written consent without a meeting (which right has been eliminated from the Company's charter documents) or (iii) the right of the holders of less than 25% of the issued and outstanding shares of Common Stock to call a special meeting of shareholders. The classification of Merisel's Board of Directors and the 67% vote requirement described above may deter certain mergers, tender offers and other takeover attempts.

PREFERRED STOCK

  The Company has 1,000,000 shares of Preferred Stock, par value $.01 per share, authorized, none of which is outstanding. The Board of Directors is empowered by the Company's Certificate of Incorporation to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may fix and determine the relative rights, preferences and privileges of each class or series of Preferred Stock so issued. Shares of Preferred Stock could have rights that would cause such shares to be equal or superior to the Common Stock with respect to such matters as voting, dividends and liquidation rights or which could adversely affect holders of the Common Stock or discourage or make difficult any attempt to obtain control of the Company.

                CERTAIN INDEBTEDNESS AND FINANCING ARRANGEMENTS

  The following is a summary of certain indebtedness and other financing arrangements of the Company or its subsidiaries, and is qualified in its entirety by reference to the definitive agreements and instruments governing such financing arrangements, copies of which have been filed or incorporated as exhibits to the Registration Statement of which this Prospectus is a part.

  In December 1993, Merisel, Inc. (the "Parent") completed a corporate restructuring (the "Restructuring") in which substantially all of its assets and liabilities were transferred to and assumed by two newly-formed, wholly-owned subsidiaries--Merisel Americas and Merisel Europe. The Restructuring was undertaken to more closely align the Company's corporate structure with its operating and management structure and to facilitate domestic and international borrowing. Following the Restructuring, the Company's United States operations are conducted through Merisel Americas, and Merisel Americas also serves as a holding company for all of the Company's Pacific Rim and North and South American subsidiaries. Merisel FAB is a direct subsidiary of the Parent. Merisel Europe serves as a holding company for the Company's European subsidiaries.

REVOLVING CREDIT AGREEMENT

  Merisel Americas and Merisel Europe are co-borrowers under a $150 million unsecured revolving credit facility, with a $15 million sublimit for letters of credit. The facility bears interest, at the option of the borrower, at either
(i) a floating rate tied to the base rate as announced from time to time by Citibank, N.A., (ii) a floating Eurodollar rate or (iii) a quoted rate agreed upon by the borrower and lenders; which weighted average rate was 4.8% at April 29, 1994. The facility also provides for payment of a commitment fee on the unused portion of the facility at a rate per annum ranging from 0.25% to 0.50%. The interest rate and commitment fee vary depending on the co-borrowers' joint leverage ratio. The facility is guaranteed by both the Parent and, up to a limited amount, by Merisel Americas' Canadian subsidiary ("Merisel Canada"). The facility expires May 31, 1997.

  The credit agreement for this facility contains a number of restrictive financial and other covenants which, among other things, (i) impose an obligation on the co-borrowers to meet joint and/or separate net worth, leverage ratio, interest coverage ratio and inventory turnover ratio requirements (determined on a consolidated basis for each co-borrower) and impose an obligation on the Parent, on a consolidated basis, to meet leverage ratio and interest coverage requirements, and (ii) place limitations on the co-borrowers and their subsidiaries, and in certain cases the Parent, with respect to the incurrence of indebtedness, liens, investments in, and loans to, other persons or entities, including a prohibition on loans to or investments by either co-borrower or their respective subsidiaries to the Company or Merisel FAB, and dividends on and repurchases of stock. The credit agreement also contains certain events of default, including upon a change in control of either co-borrower or the Parent.

ACQUISITION DEBT

  To finance the ComputerLand Acquisition, the Parent borrowed $65 million on an unsecured basis under a credit agreement with a bank lender. This agreement expires on January 29, 1995, but is subject to mandatory prepayment upon any debt or equity issuance by the Company. A portion of the net proceeds of the Offering, therefore, will be used to prepay this borrowing in full. See "Use of Proceeds." Borrowings under the facility may bear interest at either a LIBOR-based rate or a prime/federal funds-based rate, at the option of the Company which rate was 6.2% at April 29, 1994. This facility provides that the interest rate increases 0.5% per annum at the end of each three-month period subsequent to January 31, 1994 and requires payment of a fee of $162,500 if not prepaid by July 31, 1994. The facility is guaranteed by Merisel FAB.

  The credit agreement contains a number of restrictive covenants that, among other things, place limitations on the Parent and, in certain cases, its direct and indirect subsidiaries, with respect to liens, indebtedness and dividends, and contains financial covenants requiring the Company to meet certain consolidated leverage ratio and interest coverage ratio requirements. The credit agreement also contains certain events of default, including upon a change in control of the Parent.

8.58% SENIOR NOTES AND 11.28% SUBORDINATED NOTES

  In connection with the Restructuring, the Parent's outstanding $100 million of 8.58% senior notes, due June 30, 1997 (the "Senior Notes"), were transferred to Merisel Americas. The Senior Notes are unsecured and are guaranteed by the Parent, Merisel Europe and, up to a limited amount, Merisel Canada. The Senior Notes may be prepaid, subject to payment of a make-whole premium. The Senior Notes impose a number of restrictive financial and other covenants on Merisel Americas and its subsidiaries with respect to, among other things, Merisel Americas' consolidated net worth, leverage ratio, interest coverage ratio, asset sales, payment of dividends, investments, liens, and incurrence of debt. Holders of the Senior Notes may accelerate payment of the Senior Notes, together with a credit integrity premium, upon the occurrence and during the continuance of certain events of default.

  In connection with the Restructuring, the Parent's outstanding $22 million of 11.28% subordinated notes, due in five equal annual principal installments beginning in March 1996, were transferred to Merisel Americas. The Subordinated Notes are unsecured and are subordinated to certain senior debt. The Subordinated Notes may be prepaid, subject to payment of a make-whole premium. The Subordinated Notes contain a number of restrictive financial and other covenants on Merisel Americas and its subsidiaries with respect to, among other things, Merisel Americas' consolidated current ratio, debt, net worth, interest coverage ratio, payment of dividends and investments. Subject to a blockage period, holders of the Subordinated Notes may accelerate payment upon the occurrence and during the continuation of certain events of default. Upon a change of control, each holder of a Subordinated Note may elect to accelerate payment of all or a portion of the amount then due such holder.

SALES OF TRADE ACCOUNTS RECEIVABLE

  In connection with the Restructuring, the Parent's $150 million trade accounts receivable securitization agreement with a securitization company (the "Receivables Securitization Agreement") was transferred to Merisel Americas. During the term of the Receivables Securitization Agreement, the securitization company may purchase on a continuing basis an undivided interest in Merisel Americas' trade receivables. The purchaser has retained Merisel Americas to collect the receivables and remit the appropriate amounts due the purchaser.

  The undivided interest in receivables is sold by Merisel Americas at face value. The Company pays a yield to the purchaser that approximates the A1/P1 commercial paper rate. In the event the purchaser is unable to purchase receivables, the Company has entered into a back-up purchase agreement (the "Back-Up Agreement") with a group of banks. Under the Back-Up Agreement, such banks may elect to purchase an undivided interest in Merisel Americas' receivables. Under this agreement, the Company pays a higher yield than under the Receivables Securitization Agreement. To date, Merisel Americas has not been required to utilize the Back-Up Agreement. In addition to the yields realized by the purchasers, Merisel Americas pays an agency fee under the Receivables Securitization Agreement and under the Back-Up Agreement and a liquidity fee under the Back-Up Agreement. Both the Receivables Securitization Agreement and the Back-Up Agreement currently expire on November 30, 1994, subject to earlier termination upon an event of default.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to them severally, the respective number of shares of the Company's Common Stock set forth opposite their names below:

   NAME                                                         NUMBER OF SHARES
   ----                                                         ----------------
   U.S. Underwriters:
     Morgan Stanley & Co. Incorporated.........................
     Lehman Brothers Inc.......................................
     The Robinson-Humphrey Company, Inc........................
                                                                   ---------
       Subtotal................................................    4,200,000
                                                                   ---------
   International Underwriters:
     Morgan Stanley & Co. International Limited................
     Lehman Brothers International (Europe)....................
     The Robinson-Humphrey Company, Inc........................
                                                                   ---------
       Subtotal................................................    1,050,000
                                                                   ---------
         Total.................................................    5,250,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock (other than those covered by the over-allotment option described below) if any are taken. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "U.S. Shares") for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "International Shares") for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, and International Shares or distribute any prospectus relating the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch of any United States or Canadian Person located outside the United States and Canada) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any shares of Common Stock (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act
1985), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the sale of the shares of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a
concession not in excess of $     a share under the public offering price. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $     a share to other Underwriters or to certain other dealers.
After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company and certain of the Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 787,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase shares solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock in the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding tables bears to the total number of shares of Common Stock in the U.S. Offering.

  The Company, the Selling Shareholders and certain other executive officers and directors of the Company have agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 90 days after the date of this offering, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain limited exceptions, and provided that the Company may grant options and issue shares of Common Stock upon the exercise of outstanding options.

  The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Pursuant to regulations promulgated by the Securities and Exchange Commission, market makers in the Common Stock who are underwriters or prospective underwriters ("Passive Market Makers") may, subject to certain limitations, make bids for or purchases of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such Common Stock is made. In general, on and after the date two business days prior to the Commencement Date (1) such market maker's net daily purchase of the Common Stock may not exceed 30% of its average daily trading volume in such Common Stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not Passive Market Makers, and (3) bids made by Passive Market Makers must be identified as such.

  The Robinson-Humphrey Company, Inc., one of the Underwriters, served as advisor to the Company in connection with the ComputerLand Acquisition. See "Business--ComputerLand Business." The Robinson-Humphrey Company, Inc. received customary compensation for its advisory services.

                           CERTAIN FEDERAL INCOME TAX
                   CONSEQUENCES TO NON-UNITED STATES HOLDERS

GENERAL

  Riordan & McKinzie, counsel to the Company, has advised the Company that the following discussion expresses its opinion as to the material federal income tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. The signed opinion of Riordan & McKinzie is filed as an exhibit to the Registration Statement of which this Prospectus is a part. For this purpose, the term "Non-U.S. Holder" is defined as any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

  An individual who is not a U.S. citizen may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for either (i) at least 183 days during the calendar year or (ii) at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. Federal tax as if they were U.S. citizens.

DIVIDENDS

  The Company does not currently intend to pay dividends on the Common Stock. See "Dividend Policy." In the event, however, that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. Dividends that are effectively connected with the conduct of a trade or business within the United States are subject to

United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for the United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding. In that regard, under temporary United States Treasury regulations, backup withholding will not apply to dividends paid on Common Stock to a non-U.S. Holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

  In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding should be required in such circumstances. Under proposed Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person.

  Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation and for the Underwriters by O'Melveny & Myers. As of the date of this Prospectus, certain principals of Riordan & McKinzie beneficially owned 6,500 shares of Common Stock.

                                    EXPERTS

  The Consolidated Financial Statements of the Company included in this Prospectus, the Consolidated Financial Statements and the related Financial Statement Schedules incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and the Consolidated Financial Statements from which the Selected Consolidated Financial Data included in this Prospectus have been derived, have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are included herein and incorporated by reference herein. Such Consolidated Financial Statements, Financial Statement Schedules, and Selected Consolidated Financial Data have been included herein and incorporated by reference herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The statements of revenues and operating expenses of the United States Franchise and Distribution Division of ComputerLand Corporation for the years ended September 30, 1993 and 1992, appearing in the Company's Current Report on Form 8-K dated January 31, 1994, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024,

Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

    (1) The Annual Report of the Company on Form 10-K for the year ended December 31, 1993, as amended.

    (2) The Current Report of the Company on Form 8-K dated January 31, 1994, as filed with the Commission on February 14, 1994, and as amended on March 24, 1994.

    (3) The description of the Common Stock contained in a registration statement on Form 8-A, dated August 31, 1988, as amended.

    (4) All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), (c), 14 or 15(d) of the Exchange Act and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein as set forth in this section, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Mr. James L. Brill, Senior Vice President-Finance, Chief Financial Officer and Secretary, Merisel, Inc., 200 Continental Boulevard, El Segundo, California 90245, telephone number (310) 615-3080.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2
Consolidated Balance Sheets at December 31, 1992 and 1993..................  F-3
Consolidated Statements of Income for each of the three years in the period ended December 31, 1993...................................................  F-4
Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 1993.........................  F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1993............................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Merisel, Inc.:

  We have audited the accompanying consolidated balance sheets of Merisel, Inc. and subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merisel, Inc. and subsidiaries at December 31, 1992 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Deloitte & Touche

Los Angeles, California
February 22, 1994

                         MERISEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31,
                                                                  ------------------
                                                                    1992      1993
                                                                  --------  --------
                          A S S E T S
CURRENT ASSETS:
  Cash..........................................................  $    133  $     14
  Accounts receivable (net of allowance for doubtful accounts of
   $11,160 and $16,543 at December 31, 1992 and 1993,
   respectively)................................................   296,192   393,252
  Inventories...................................................   299,526   442,392
  Prepaid expenses and other current assets.....................     5,029    15,443
  Deferred income tax benefit...................................     5,620     8,942
                                                                  --------  --------
    Total current assets........................................   606,500   860,043
PROPERTY AND EQUIPMENT, NET.....................................    24,857    39,858
COST IN EXCESS OF NET ASSETS ACQUIRED, NET......................    34,186    32,832
OTHER ASSETS....................................................     1,770     3,550
                                                                  --------  --------
  TOTAL ASSETS..................................................  $667,313  $936,283
                                                                  ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................................  $248,545  $414,841
  Accrued liabilities...........................................    30,149    26,811
  Short-term bank debt..........................................    25,691    50,929
  Income taxes payable..........................................     7,489     7,697
                                                                  --------  --------
    Total current liabilities...................................   311,874   500,278
                                                                  --------  --------
DEFERRED INCOME TAX LIABILITY...................................       916     1,787
                                                                  --------  --------
LONG-TERM DEBT..................................................   131,433   186,500
                                                                  --------  --------
SUBORDINATED DEBT...............................................    22,000    22,000
                                                                  --------  --------
MINORITY INTEREST...............................................     2,208     1,861
                                                                  --------  --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; authorized 1,000,000 shares;
   none issued or outstanding
  Common stock, $.01 par value; authorized 50,000,000 shares;
   outstanding 29,297,200 and 29,604,300 at December 31, 1992
   and 1993, respectively.......................................       293       296
  Additional paid-in capital....................................   139,319   140,775
  Retained earnings.............................................    61,073    91,512
  Cumulative translation adjustment.............................    (1,803)   (8,726)
                                                                  --------  --------
    Total stockholders' equity..................................   198,882   223,857
                                                                  --------  --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................  $667,313  $936,283
                                                                  ========  ========

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                              FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               1991        1992        1993
                                            ----------- ----------- -----------
NET SALES.................................. $ 1,585,446 $ 2,238,715 $ 3,085,851
COST OF SALES..............................   1,427,491   2,036,292   2,827,315
                                            ----------- ----------- -----------
GROSS PROFIT...............................     157,955     202,423     258,536
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES..................................     119,682     150,905     187,152
                                            ----------- ----------- -----------
OPERATING INCOME...........................      38,273      51,518      71,384
INTEREST EXPENSE...........................      15,972      15,742      17,810
OTHER EXPENSE..............................         823       1,299       2,722
                                            ----------- ----------- -----------
INCOME BEFORE INCOME TAXES.................      21,478      34,477      50,852
PROVISION FOR INCOME TAXES.................      10,652      14,812      20,413
                                            ----------- ----------- -----------
NET INCOME................................. $    10,826 $    19,665 $    30,439
                                            =========== =========== ===========
NET INCOME PER SHARE....................... $      0.43 $      0.67 $      1.00
                                            =========== =========== ===========
WEIGHTED AVERAGE NUMBER OF SHARES..........  24,896,600  29,274,000  30,454,000
                                            =========== =========== ===========

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                    NOTES
                             COMMON STOCK        ADDITIONAL          CUMULATIVE  RECEIVABLE
                          -------------------     PAID-IN   RETAINED TRANSLATION   COMMON
                            SHARES     AMOUNT     CAPITAL   EARNINGS ADJUSTMENT    STOCK     TOTAL
                          ----------   ------    ---------- -------- ----------- ---------- --------
BALANCE AT DECEMBER 31,
 1990...................  24,261,400    $243      $ 82,473  $30,582   $  1,566     $(581)   $114,283
 Exercise of stock op-
  tions and other.......     189,500       2           204                                       206
 Amortization of de-
  ferred compensation...                               148                                       148
 Cumulative translation
  adjustment............                                                    74                    74
 Net income.............                                     10,826                           10,826
                          ----------    ----      --------  -------   --------     -----    --------
BALANCE AT DECEMBER 31,
 1991...................  24,450,900     245        82,825   41,408      1,640      (581)    125,537
 Exercise of stock op-
  tions and other.......     246,300       2           676                                       678
 Amortization of de-
  ferred compensation...                               124                                       124
 Payments on notes due
  from sale of stock....                                                             581         581
 Issuance of common
  stock from public
  offering..............   4,600,000      46        55,694                                    55,740
 Cumulative translation
  adjustment............                                                (3,443)               (3,443)
 Net income.............                                     19,665                           19,665
                          ----------    ----      --------  -------   --------     -----    --------
BALANCE AT DECEMBER 31,
 1992...................  29,297,200     293       139,319   61,073     (1,803)              198,882
 Exercise of stock op-
  tions and other.......     307,100       3         1,456                                     1,459
 Cumulative translation
  adjustment............                                                (6,923)               (6,923)
 Net income.............                                     30,439                           30,439
                          ----------    ----      --------  -------   --------     -----    --------
BALANCE AT DECEMBER 31,
 1993...................  29,604,300    $296      $140,775  $91,512   $ (8,726)      --     $223,857
                          ==========    ====      ========  =======   ========     =====    ========

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                 --------------------------------
                                                   1991        1992        1993
                                                 --------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................  $ 10,826   $  19,665   $  30,439
  Adjustments to reconcile net income to net
   cash provided by (used for) operating activ-
   ities:
    Depreciation and amortization..............     8,420       9,185      10,476
    Provision for bad debts....................    13,404      15,471      17,441
    Deferred income taxes......................    (1,182)       (789)     (2,451)
    Amortization of deferred compensation......       148         124
    Changes in assets and liabilities, net of
     the effects from acquisitions:
      Accounts receivable......................   (60,785)    (91,298)   (194,214)
      Inventories..............................   (34,267)    (72,010)   (142,866)
      Prepaid expenses and other assets........        70      (1,257)     (6,613)
      Accounts payable.........................    54,644      59,080     166,296
      Accrued liabilities......................     3,292       2,592      (4,124)
      Income taxes payable.....................     6,785         629         208
                                                 --------   ---------   ---------
        Net cash provided by (used for)
         operating activities..................     1,355     (58,608)   (125,408)
                                                 --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...........    (5,938)     (9,969)    (24,576)
  Proceeds from sale of property and equipment.                             1,004
  Investments in unconsolidated affiliates.....                              (844)
  Acquisitions, net of cash acquired...........                              (685)
  Cash acquired in connection with acquisition
   of subsidiary...............................                    15
                                                 --------   ---------   ---------
        Net cash (used for) investing activi-
         ties..................................    (5,938)     (9,954)    (25,101)
                                                 --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under foreign bank facilities.....     7,197      12,790      10,237
  Net (repayments) borrowings under new or ex-
   isting revolving lines of credit............    (3,162)     29,500      70,067
  Repayment of prior revolving lines of credit.              (128,394)
  Borrowings under senior notes................               100,000
  Proceeds from sale of accounts receivable....                            75,000
  Net proceeds from sale of common stock.......                55,740
  Proceeds from issuance of common stock.......       206         679       1,459
  Payments received from notes due from sale of
   stock.......................................                   581
                                                 --------   ---------   ---------
        Net cash provided by financing activi-
         ties..................................     4,241      70,896     156,763
                                                 --------   ---------   ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH........        74      (2,742)     (6,373)
                                                 --------   ---------   ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS......      (268)       (408)       (119)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.       809         541         133
                                                 --------   ---------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......  $    541   $     133   $      14
                                                 ========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMA-
 TION--
  Cash paid (received) during the year for:
    Interest...................................  $ 15,125   $  10,582   $  20,741
    Income taxes...............................      (927)     14,811      20,924

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITY--On April 1, 1992, the
 Company purchased a 50% interest in a Mexican distribution company. The Company paid cash in exchange for newly issued stock. In 1993, the Company paid
 $214,000 and accrued $786,000 to reflect its minimum liability for the acquisition of an additional 10% interest in the Mexican distributor.
 (See Note 9).


          See accompanying notes to consolidated financial statements

                         MERISEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1991, 1992 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General--Merisel, Inc. ("Merisel" or the "Company") is a worldwide distributor of microcomputer hardware and software. The consolidated financial statements include the accounts of Merisel and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Revenue Recognition, Returns and Sales Incentives--The Company recognizes revenue from hardware and software sales as products are shipped. The Company, subject to certain limitations, permits its customers to exchange products or receive credits against future purchases. The Company offers its customers several sales incentive programs which, among others, include funds available for cooperative promotion of product sales. Customers earn credit under such programs based upon volume of purchases. The cost of these programs is partially subsidized by marketing allowances provided by the Company's manufacturers. The allowance for sales returns and costs of customer incentive programs is accrued concurrently with the recognition of revenue.

  Cash Equivalents--The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

  Inventories--Inventories are valued at the lower of cost or market; cost is determined on the average cost method.

  Property and Depreciation--Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the improvement.

  Cost in Excess of Net Assets Acquired--Cost in excess of net assets acquired results principally from the acquisition in 1990 of Microamerica, Inc. and is being amortized over a period of forty years using the straight-line method. Accumulated amortization was $2,533,000 and $3,468,000 at December 31, 1992 and 1993, respectively.

  Income Taxes--Deferred income taxes represent the amounts which will be paid or received in future periods based on the tax rates that are expected to be in effect when the temporary differences are scheduled to reverse.

  The Company intends to invest the undistributed earnings of its foreign subsidiaries indefinitely. At December 31, 1992 and 1993, the cumulative amount of undistributed earnings on which the Company has not recognized United States income taxes was approximately $11 million and $15 million, respectively. However, it is anticipated that United States income taxes on such amounts would be substantially offset by available foreign income tax credits.

  The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," effective January 1, 1992. The adoption of this statement had no material effect on the Company's financial statements.

  Disclosures about the Fair Values of Financial Instruments--The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term

                         MERISEL, INC. AND SUBSIDIARIES
debt including current maturities, based on reference to quoted market prices, exceeded the carrying value by approximately $6,000,000 and $8,700,000 as of December 31, 1992 and 1993, respectively.

  Foreign Currency Translation--Assets and liabilities of foreign subsidiaries are translated into United States dollars at the exchange rate in effect at the close of the period. Revenues and expenses of these subsidiaries are translated at the average exchange rate during the period. The aggregate effect of translating the financial statements of foreign subsidiaries is included in a separate component of stockholders' equity entitled Cumulative Translation Adjustment. In the normal course of business, the Company advances funds to certain of its foreign subsidiaries, which are not expected to be repaid in the foreseeable future. Translation adjustments resulting from these advances are included in Cumulative Translation Adjustment. In an attempt to minimize foreign exchange transaction gains and losses, forward contracts are used to hedge short-term advances to foreign subsidiaries and inventory purchases. Gains and losses on the transactions being hedged are offset by the gains or losses on these contracts. At December 31, 1993, the Company had approximately $85 million of short-term forward contracts outstanding. In 1991, 1992 and 1993, there were net foreign currency gains of $70,000, $843,000 and $283,000, respectively.

  Net Income per Share--Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents (common stock options) outstanding during the related period, unless such inclusion is antidilutive. The weighted average number of shares includes shares issuable upon the assumed exercise of stock options less the number of shares assumed purchased with the proceeds available from such exercise.

  Fiscal Periods--The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31 and its fiscal quarters are the 13- or 14-week periods ending on the Saturday nearest toMarch 31, June 30, September 30, and December 31. For clarity of presentation, the Company has described year-ends presented as if the years ended on December 31 and quarter-ends presented as if the quarters ended on March 31, June 30, September 30, and December 31. The 1991 and 1993 fiscal years were 52 weeks, while the 1992 fiscal year was 53 weeks in duration. All quarters were 13 weeks except for the quarter ended December 31, 1992 which was 14 weeks in duration.

2. SALE OF ACCOUNTS RECEIVABLE

  In September 1993, the Company entered into a trade accounts receivable securitization agreement with a securitization company, pursuant to which the securitization company may purchase on an ongoing basis for a one year period up to $75 million of an undivided interest in designated accounts receivable. At December 31, 1993, $75 million of net accounts receivable were sold under this agreement. Fees of $685,000 incurred in connection with the sale of these receivables were included in Other Expense in 1993.

                         MERISEL, INC. AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1992      1993
                                                             --------  --------
   Land and building........................................ $    478  $    390
   Equipment................................................   28,731    37,988
   Furniture and fixtures...................................    5,749     7,886
   Leasehold improvements...................................    9,991    11,514
   Construction in progress.................................    2,265    10,687
                                                             --------  --------
   Total....................................................   47,214    68,465
   Less accumulated depreciation and amortization...........  (22,357)  (28,607)
                                                             --------  --------
   Property and equipment, net.............................. $ 24,857  $ 39,858
                                                             ========  ========

4. INCOME TAXES

  The components of income before income taxes consisted of the following (in thousands):

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                   1991       1992       1993
                                                ---------- ---------- ----------
   Domestic.................................... $   20,723 $   31,208 $   46,080
   Foreign.....................................        755      3,269      4,772
                                                ---------- ---------- ----------
   Total....................................... $   21,478 $   34,477 $   50,852
                                                ========== ========== ==========

  The provision for income taxes consisted of the following (in thousands):

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1991        1992        1993
                                             ----------  ----------  ----------
   Current:
     Federal................................ $    8,772  $   10,046  $   15,552
     State..................................      2,137       2,596       3,994
     Foreign................................        925       2,341       3,318
                                             ----------  ----------  ----------
     Total current..........................     11,834      14,983      22,864
                                             ----------  ----------  ----------
   Deferred:
     Domestic...............................     (1,944)       (744)     (2,636)
     Foreign................................        762         573         185
                                             ----------  ----------  ----------
     Total deferred.........................     (1,182)       (171)     (2,451)
                                             ----------  ----------  ----------
     Total provision........................ $   10,652  $   14,812  $   20,413
                                             ==========  ==========  ==========

                        MERISEL, INC. AND SUBSIDIARIES

  Deferred tax liabilities and assets were comprised of the following:

                                                                 DECEMBER 31,
                                                               ---------------
                                                                1992    1993
                                                               ------  -------
   Deferred tax liabilities
     State taxes.............................................. $  138  $   203
     Depreciation.............................................  1,468    3,343
                                                               ------  -------
       Total.................................................. $1,606  $ 3,546
                                                               ======  =======
   Deferred tax assets
     Net operating loss of foreign subsidiaries............... $5,200  $ 3,200
     Expense accruals.........................................  5,104    8,642
     Other, net...............................................  1,206    2,059
                                                               ------  -------
                                                               11,510   13,901
     Valuation allowances..................................... (5,200)  (3,200)
                                                               ------  -------
       Total.................................................. $6,310  $10,701
                                                               ======  =======

  The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

                                             FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1991        1992        1993
                                            ----------  ----------  ----------
   Statutory rate..........................    34.0%       34.0%       35.0%
   Foreign income subject to tax at other
    than statutory rate....................     1.1         1.2         1.0
   Utilization of net operating losses of
    foreign subsidiary.....................                            (3.3)
   State income taxes, less effect of fed-
    eral deduction.........................     6.0         4.6         4.1
   Foreign losses without tax benefits.....     5.5         3.7         2.6
   Goodwill amortization...................     1.4         0.7         0.5
   Other...................................     1.6        (1.2)        0.2
                                               ----        ----        ----
   Effective tax rate......................    49.6%       43.0%       40.1%
                                               ====        ====        ====

5. DEBT

  At December 31, 1993, the Company had unsecured senior borrowing commitments of $250 million, which consisted of $100 million of 8.58% senior notes ("Senior Notes"), and a $150 million revolving credit agreement ("Revolver"). The Senior Notes are due on June 30, 1997, and the Revolver is due on May 31, 1997.

  At December 31, 1993, there was $100 million outstanding under the Senior Notes, and $86.5 million outstanding under the Revolver. In addition, the Company had $5 million in outstanding letters of credit under its Revolver. Advances under the Revolver bear interest at specific rates based upon market reference rates and the Company's performance relative to specific levels of debt to total capitalization. The combined average interest rate at December 31, 1993 was approximately 4.7%. The Company is also required to pay a commitment fee on the unused available funds on the Revolver.

  The Senior Notes and Revolver agreements both contain various covenants, including those which prohibit the payment of cash dividends, require a minimum amount of tangible net worth and place limitations on the acquisition of assets. The agreements also require the Company to maintain certain specified financial ratios, including interest coverage, total debt to total capitalization and inventory turnover.

  At December 31, 1993, approximately $102 million of outstanding debt was advanced to foreign subsidiaries. In addition, the Company and its subsidiaries have various unsecured lines of credit denominated

                         MERISEL, INC. AND SUBSIDIARIES
in their local currencies under which they may borrow an aggregate of $81 million. The Company had borrowings under the lines of credit of $27.6 million and $50.9 million outstanding at December 31, 1992 and 1993, respectively.

6. LONG-TERM SUBORDINATED DEBT

  On March 30, 1990, the Company sold an aggregate of $22,000,000 of privately placed subordinated notes. The notes provide for interest at the rate of 11.28% per annum and are repayable in five equal annual installments beginning March 1996. The subordinated debt agreement contains certain restrictive covenants, including those that limit the Company's ability to incur debt, acquire the stock of or merge with other corporations, or sell certain assets and prohibits the payment of dividends. The subordinated debt agreement also requires the Company to maintain specified financial ratios similar in nature, but generally less restrictive, than those described in Note 5.

7. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain equipment under noncancelable operating leases. Future minimum rental payments, under leases that have initial or remaining noncancelable lease terms in excess of one year are $12,333,000 in 1994, $9,409,000 in 1995, $8,707,000 in 1996, $7,712,000 in
1997, $7,420,000 in 1998 and $22,402,000 thereafter. Certain of the leases contain inflation escalation clauses and requirements for the payment of property taxes, insurance, and maintenance expenses. Rent expense for 1991, 1992 and 1993 was $8,889,000, $11,007,000, and $12,617,000, respectively.

  The Company is involved in certain legal proceedings arising in the ordinary course of business, none of which is expected to have a material impact on the Company's financial statements.

8. EMPLOYEE STOCK OPTIONS AND BENEFIT PLANS

  Under the Company's stock option plans, incentive stock options may be granted to employees and nonqualified options may be granted to employees, directors, and consultants. The plans authorized the issuance of an aggregate of 4,616,200 shares upon exercise of options granted thereunder. The optionees, option prices, vesting provisions, dates of grant and number of shares granted under the plans are determined primarily by the Board of Directors, though incentive stock options must be granted at prices which are no less than the fair market value of the Company's common stock at the date of grant. Options granted under the plans expire ten years from the date of grant. The following summarizes activity in the plans for the three years ended December 31, 1993:

                                                       OPTION EXERCISES PRICE
                                           NUMBER    --------------------------
                                         OF OPTIONS    PER SHARE       TOTAL
                                         ----------  -------------- -----------
   Outstanding, December 31, 1990.......  1,734,790  $ 1.11--$ 8.41 $ 9,157,000
   Granted..............................  1,048,830       3.00        3,147,000
   Exercised............................    (58,110)   1.11--  3.00    (123,000)
   Canceled............................. (1,285,080)   2.20--  8.41  (7,924,000)
                                         ----------                 -----------
   Outstanding, December 31, 1991.......  1,440,430    1.11--  8.41   4,257,000
   Granted..............................    741,500       11.38       8,434,000
   Exercised............................   (239,580)   1.11--  6.25    (685,000)
   Canceled.............................    (78,810)   3.00--  6.25    (446,000)
                                         ----------                 -----------
   Outstanding, December 31, 1992.......  1,863,540    1.11-- 11.38  11,560,000
   Granted..............................    327,000   11.75-- 11.88   3,883,000
   Exercised............................   (307,100)   1.11-- 11.38  (1,051,000)
   Canceled.............................    (27,300)   3.00-- 11.38    (266,000)
                                         ----------                 -----------
   Outstanding, December 31, 1993.......  1,856,140    2.20-- 11.88 $14,126,000
                                         ==========                 ===========

                        MERISEL, INC. AND SUBSIDIARIES

  A total of 1,032,000 and 1,089,500 options were exercisable under the stock option plans at December 31, 1992 and 1993, respectively.

  During 1987, the Company's Board of Directors authorized the issuance of 350,000 nonqualified stock options to an officer of the Company for the purchase of common stock at an exercise price of $.01 per share. The options vested over five years from the date of grant and are exercisable for a period of up to ten years. The difference between the fair market value of the common stock underlying the nonqualified stock options as of the date of grant and the exercise price, an aggregate of $1,484,000, was amortized as compensation expense over the five-year vesting period. Compensation expense related to these stock options was $148,000 and $124,000 in 1991 and 1992, respectively. As of December 31, 1993, 150,000 options remained outstanding.

  The Company offers a 401(k) savings plan under which all employees who are 21 years of age with at least one month of service are eligible to participate. The plan permits eligible employees to make contributions up to certain limitations, with the Company matching certain of those contributions. The Company's contributions vest 25% per year. The Company contributed $285,000, $378,000 and $443,000 to the plan during the years ended December 31, 1991, 1992 and 1993, respectively.

9. ACQUISITIONS

  Effective April 1, 1992, the Company purchased a fifty percent interest in a computer products distribution company in Mexico. Merisel paid cash, which was retained by the Mexican distributor in exchange for newly issued common stock. In 1993, the Company paid $214,000 and accrued $786,000 to reflect its minimum liability for the acquisition of an additional 10% interest in the Mexican distributor. The Company will purchase the remaining forty percent interest over the next two years at a price to be determined based upon the distributor's operating results during that period, subject to a minimum price of $4 million. Pro forma income statement information related to this acquisition has not been provided as the financial statement impact is not significant.

10. SUBSEQUENT EVENT

  On January 31, 1994, the Company, through its wholly-owned subsidiary, Merisel FAB, Inc. ("Merisel FAB"), acquired certain assets of the United States Franchise and Distribution Division of ComputerLand Corporation. The Company paid approximately $80 million in cash at closing for the acquired assets. In addition, the Company has agreed to make an additional payment in 1996 of up to $30 million. This payment will be based upon the growth of the Company's sales of products of designated vendors to specified customers over the two-year period ending January 31, 1996. Merisel FAB has also entered into a Distribution and Services Agreement with ComputerLand Corporation whereby ComputerLand Corporation will provide products and distribution and other support services to Merisel FAB for two years following the acquisition.

11. SEGMENT INFORMATION

  The Company's operations involve a single industry segment--the wholesale distribution of micro-computer hardware and software products. The geographic areas in which the Company operates are the

                         MERISEL, INC. AND SUBSIDIARIES

United States, Canada, Europe (United Kingdom, France, Germany, Switzerland, and Austria), and Other International (Latin America and Australia in 1991, and Latin America, Australia and Mexico in 1992 and 1993). Net sales, operating income (before interest, other nonoperating expenses and income taxes) and identifiable assets by geographical area were as follows (in thousands):

                            UNITED                          OTHER                      CON-
                            STATES    CANADA   EUROPE    INTERNATIONAL ELIMINATIONS SOLIDATED
                          ---------- -------- --------  -------------- ------------ ----------
1991:
Net sales:
 Unaffiliated customers.  $1,045,161 $257,718 $211,215     $ 71,352                 $1,585,446
 Transfers between
  geographical areas....      36,142                             28      $(36,170)
                          ---------- -------- --------     --------      --------   ----------
 Total..................  $1,081,303 $257,718 $211,215     $ 71,380      $(36,170)  $1,585,446
                          ========== ======== ========     ========      ========   ==========
 Operating income
  (loss)................  $   34,430 $  3,091 $  1,416     $   (664)                $   38,273
                          ========== ======== ========     ========                 ==========
 Identifiable assets....  $  333,964 $ 87,810 $ 81,218     $ 24,782      $(19,188)  $  508,586
                          ========== ======== ========     ========      ========   ==========
1992:
Net sales:
 Unaffiliated customers.  $1,475,222 $302,512 $324,180     $136,801                 $2,238,715
 Transfers between
  geographical areas....      39,047                            502      $(39,549)
                          ---------- -------- --------     --------      --------   ----------
 Total..................  $1,514,269 $302,512 $324,180     $137,303      $(39,549)  $2,238,715
                          ========== ======== ========     ========      ========   ==========
 Operating income
  (loss)................  $   45,151 $  5,489 $   (664)    $  1,542                 $   51,518
                          ========== ======== ========     ========                 ==========
 Identifiable assets....  $  414,161 $100,592 $126,953     $ 50,917      $(25,310)  $  667,313
                          ========== ======== ========     ========      ========   ==========
1993:
Net sales:
 Unaffiliated customers.  $1,951,411 $395,375 $531,938     $207,127                 $3,085,851
 Transfers between
  geographical areas....      40,193                            113      $(40,306)
                          ---------- -------- --------     --------      --------   ----------
 Total..................  $1,991,604 $395,375 $531,938     $207,240      $(40,306)  $3,085,851
                          ========== ======== ========     ========      ========   ==========
 Operating income.......  $   59,945 $  7,421 $    372     $  3,646                 $   71,384
                          ========== ======== ========     ========                 ==========
 Identifiable assets....  $  588,711 $123,844 $192,097     $ 68,951      $(37,320)  $  936,283
                          ========== ======== ========     ========      ========   ==========

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected financial information for the quarterly periods for the fiscal years ended 1992 and 1993 is presented below (in thousands, except per share amounts):

                                                         1992
                                      ------------------------------------------
                                      MARCH 31 JUNE 30  SEPTEMBER 30 DECEMBER 31
                                      -------- -------- ------------ -----------
   Net sales......................... $487,103 $512,735   $554,250    $684,627
   Gross profit......................   46,442   47,920     47,749      60,312
   Net income........................    4,140    4,442      3,535       7,548
   Net income per share..............     0.16     0.15       0.12        0.25
                                                         1993
                                      ------------------------------------------
                                      MARCH 31 JUNE 30  SEPTEMBER 30 DECEMBER 31
                                      -------- -------- ------------ -----------
   Net sales......................... $692,458 $713,422   $731,442    $948,529
   Gross profit......................   59,423   59,132     61,556      78,425
   Net income........................    6,353    6,072      6,108      11,906
   Net income per share..............     0.21     0.20       0.20        0.39

                            [LOGO OF MERISEL, INC.]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Commission, the NASD fee and the listing fee of the Nasdaq National Market.

                                                      AMOUNT PAID  AMOUNT PAID
                                                        BY THE    BY THE SELLING
                          ITEM                          COMPANY    SHAREHOLDERS
                          ----                        ----------- --------------
   SEC registration fee..............................  $ 40,261       $4,500
   NASD fee..........................................    12,174        1,307
   Nasdaq listing fee................................    17,500          --
   Printing and engraving expenses...................   135,000          --
   Fees of transfer agent............................     5,000          --
   Accounting fees and expenses......................   100,000          --
   Legal fees and expenses...........................   200,000          --
   Blue sky fees and expenses........................     5,000          --
   Miscellaneous.....................................     5,065          --
                                                       --------       ------
     Total...........................................  $520,000       $5,807
                                                       ========       ======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company has adopted provisions in its Restated Certificate of Incorporation (the "Certificate") that limit the liability of its directors. As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Certificate provides that directors shall not be personally liable for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law (governing unlawful payments of dividends and unlawful stock purchases and redemptions), as the same exists or hereafter may be amended or (iv) for any transaction from which the director derived an improper benefit.

  The Company's Bylaws and Certificate further provide that the Company may indemnify and hold harmless its directors and officers to the fullest extent authorized by the Delaware Law, which provides a detailed statutory framework covering indemnification of directors and officers against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors or officers.

  Section 145 of the Delaware Law provides that a director or officer of a corporation (i) shall be indemnified by the corporation for expenses in defense of any action or proceeding if the director or officer is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses, judgments, fines, amounts paid in settlement of such litigation and other amounts, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in the case of a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful) and (iii) may be indemnified by the corporation for expenses (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful on the merits, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director was adjudged liable to the corporation.

  The permissive indemnification described in clauses (ii) and (iii) of the previous paragraph may be made only upon a determination by (a) a majority of a quorum of disinterested directors, (b) the shareholders or (c) under certain circumstances, by independent legal counsel in a written opinion that indemnification is proper in the circumstances because the applicable standard of conduct has been met. The Board of Directors may authorize the advancement of litigation expenses to a director or officer upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that such director or officer is not entitled to indemnification.

  The Company has entered into indemnity agreements (the "Indemnity Agreements") with each director of the Company, including directors who are also officers and employees of the Company. The Indemnity Agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware Law. The Indemnity Agreements constitute binding agreements of the Company and will prevent the Company from modifying its indemnification policy in any way which is adverse to any person (an "Indemnified Party") who is a party to and required to be indemnified pursuant to an Indemnity Agreement.

  The Indemnity Agreements also alter or clarify the statutory indemnity in a number of ways, including the following: (i) indemnification is required in most circumstances unless the Indemnified Party's actions are adjudged to be in bad faith, knowingly fraudulent or deliberately dishonest; (ii) indemnification is explicitly provided for settlements and costs of investigation and appeal in derivative actions; (iii) the Company must advance the expenses incurred in defending, investigating or appealing any proceeding to which the Indemnified Party is a party as a result of service to the Company, but the Indemnified Party must repay such expenses if it is ultimately determined that such person is not entitled to indemnification; (iv) the Company must provide indemnification unless it is determined promptly by a majority of disinterested directors, by independent legal counsel or a panel of arbitrators that the person is not entitled to indemnification; (v) partial indemnification is permitted in the event that the Indemnified Party is not entitled to full indemnification; and (vi) if the determining body finds indemnification inappropriate, the Indemnified Party may petition a court for an independent determination. Neither the failure by the directors, counsel or arbitrators to make such a determination, or an actual determination by any of them that the Indemnified Party failed to meet the applicable standard of conduct, will be a defense to such action or create a presumption that the Indemnified Party did not meet the applicable standard of conduct. The indemnity also covers action by a director, officer or key employee as a director, officer or agent of an employee benefit plan or other corporation, partnership, joint venture or other enterprise when such person is serving in such capacities at the request of the Company. The enforceability of certain provisions of the Indemnity Agreement has not been tested in court and remains subject to considerations of state law and public policy.

ITEM 16. EXHIBITS.

    1.1 Form of Underwriting Agreement.
    5.1 Opinion of Riordan & McKinzie.+
    8.1 Opinion of Riordan & McKinzie.
   23.1 Consent of Deloitte & Touche.
   23.2 Consent of Ernst & Young.
   23.3 Consent of Riordan & McKinzie.+
   24.1 Power of Attorney.+

- --------

+Previously filed as an exhibit to this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF EL SEGUNDO, STATE OF CALIFORNIA, ON THE 3RD DAY OF MAY 1994.

                                          Merisel, Inc.

                                                    /s/ James L. Brill
                                          By___________________________________
                                                 JAMES L. BRILL SENIOR VICE
                                            PRESIDENT-FINANCE, CHIEF FINANCIAL
                                                   OFFICER AND SECRETARY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

                                         Co-Chairman of the
                *                         Board of Directors,     May 3, 1994
- -------------------------------------     President and Chief
         MICHAEL D. PICKETT               Executive Officer
                                          (Principal
                                          Executive Officer)

                                        Co-Chairman of the
               *                         Board of Directors,     May 3, 1994
- -------------------------------------    and Senior Vice
           ROBERT S. LEFF                President-Business
                                         Development

                                        Vice Chairman of the
               *                         Board of Directors      May 3, 1994
- -------------------------------------
           DAVID S. WAGMAN

         /s/ James L. Brill             Senior Vice
- -------------------------------------    President-Finance,      May 3, 1994
           JAMES L. BRILL                Chief Financial
                                         Officer, Secretary
                                         and Director
                                         (Principal
                                         Financial Officer)

               *                        Corporate Controller     May 3, 1994
- -------------------------------------    (Principal
                                         Accounting Officer)
        GARY A. SCHULTZ

               *                        Director                 May 3, 1994
- -------------------------------------

         JOSEPH ABRAMS

               *                        Director                 May 3, 1994
- -------------------------------------

         DAVID L. HOUSE

              SIGNATURE                         TITLE                DATE

                                        Director
               *                                                 May 3, 1994
- -------------------------------------
          DR. ARNOLD MILLER

                                        Director
               *                                                 May 3, 1994
- -------------------------------------
       LAWRENCE J. SCHOENBERG

                                        Director
               *                                                 May 3, 1994
- -------------------------------------
        DWIGHT A. STEFFENSEN

- --------

*By:   /s/ James L. Brill
- -------------------------------------

         JAMES L. BRILL

        Attorney-in-Fact